As filed  with  the  Securities  and  Exchange  Commission  on  March  22,  2002
                                                      Registration No. 333-82544


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             Exten Industries, Inc.
                 (Name of small business issuer in its charter)

             Delaware                                      52-1412493
    (State or jurisdiction of                            (IRS Employer
  incorporation or organization)                     Identification Number)

                          425 W. 5th Avenue, Suite 201
                           Escondido, California 92025
                                 (760) 781-3916
          (Address and telephone number of principal executive offices)

                                W. Gerald Newmin
                              Chairman of the Board
                          425 W. 5th Avenue, Suite 201
                           Escondido, California 92025
                                 (760) 781-3916
      (Name, address and telephone number of agent for service of process)

                                   Copies to:
                            Michael B. Jeffers, Esq.
                           Jeffers, Shaff & Falk, LLP
                       18881 Von Karman Avenue, Suite 1400
                            Irvine, California 92612
                                T: (949) 660-7700
                                F: (949) 660-7799

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]


                                     CALCULATION OF REGISTRATION FEE
  --------------------------------------------------------------------------------------------------------
   Title of Each Class of                         Proposed Maximum       Proposed Maximum      Amount of
      Securities to be         Amount to be           Offering          Aggregate Offering    Registration
         Registered             Registered       Price Per Security           Price (1)           Fee
  -------------------------  ---------------    --------------------    ------------------    ------------
  Common Stock, $0.01 par
         value (2)            25,083,334               $0.1075               $2,696,458          $248.08
  -------------------------  ---------------    --------------------    ------------------    ------------
  Common Stock, $0.01 par
         value (3)            11,065,000               $0.1075               $1,189,488          $109.43
  -------------------------  ---------------    --------------------    ------------------    ------------
  Common Stock, $0.01 par
         value (4)            11,065,000               $0.1075               $1,189,488          $109.43
  -------------------------  ---------------    --------------------    ------------------    ------------

           Total               47,213,334              $0.1075               $5,075,434          $466.94
  --------------------------------------------------------------------------------------------------------


(1) In accordance with Rule 457(c) of the Securities Act, the aggregate offering price of shares of our common stock is estimated solely for purposes of calculating the registration fees payable pursuant hereto, using the average of the bid and ask price of our common stock as reported by the Over-the-Counter Bulletin Board on February 5, 2002, which was $0.1075.

(2) Represents shares of our common stock that are currently outstanding and being offered for resale by certain of our stockholders.
(3) Represents shares of our common stock issuable upon exercise of outstanding warrants, exercisable at any time until August 24, 2008, at exercise prices ranging from $0.07 to $0.07 per share.
(4) Represents shares of our common stock issuable upon conversion of outstanding loans, convertible at any time until August 24, 2004, at conversion prices ranging from $0.10 to $0.20.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to completion, dated March 22, 2002

                                   PROSPECTUS

                             Exten Industries, Inc.
                        47,213,334 Shares of Common Stock


         The selling stockholders identified on page 7 of this prospectus are offering for resale up to 47,213,334 shares of our common stock.

         Our common stock is currently traded on the NASD's Over-the-Counter ("OTC") Bulletin Board under the symbol "EXTI." Our common stock is considered to be penny stock and, as such, is subject to laws regulating trading in penny stock, which may make it more difficult for stockholders to sell shares.

         This investment involves a high degree of risk. Please refer to "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by Exten Industries, Inc., with the Securities and Exchange Commission. The selling stockholders cannot sell their shares until that registration statement becomes effective. This prospectus is not an offer to sell the shares or the solicitation of an offer to buy the shares in any state where the offer or sale is not permitted.

Please read this prospectus carefully. It describes Exten Industries, Inc., including our operations and finances. Federal and state securities laws require us to include in this prospectus all the important information that you will need to make an investment decision.

You should rely only on the information contained in this prospectus to make your investment decision. We have not authorized anyone to provide you with information that differs from the contents of this prospectus.

                  The date of this Prospectus is March 22, 2002

         The following table of contents has been designed to help you find important information contained in this prospectus. We have included subheadings to aid you in searching for particular information. We encourage you to read the entire prospectus.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................................1
   ABOUT EXTEN INDUSTRIES, INC..............................................1
   ABOUT OUR BUSINESS.......................................................1
   ABOUT OUR REVENUES.......................................................2
   THE OFFERING.............................................................2
RISK FACTORS................................................................3
USE OF PROCEEDS.............................................................6
SELLING STOCKHOLDERS........................................................6
PLAN OF DISTRIBUTION........................................................9
LEGAL PROCEEDINGS...........................................................9
MANAGEMENT.................................................................10
   DIRECTORS AND EXECUTIVE OFFICERS........................................10
   EMPLOYMENT AGREEMENT WITH RONALD FARIS..................................12
EXECUTIVE COMPENSATION.....................................................13
   SUMMARY COMPENSATION TABLE..............................................13
   STOCK OPTION GRANTS IN FISCAL YEAR 2001.................................13
   STOCK OPTION EXERCISES AND FISCAL YEAR-END VALUES.......................13
   COMPENSATION OF DIRECTORS...............................................14
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............14
DESCRIPTION OF SECURITIES..................................................16
   COMMON STOCK............................................................16
   DELAWARE ANTI-TAKEOVER LAW..............................................16
   TRANSFER AGENT AND REGISTRAR............................................16
INTEREST OF NAMED EXPERTS AND COUNSEL......................................16
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION.......................17
FOR SECURITIES ACT LIABILITIES.............................................17
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................17
BUSINESS...................................................................17
   XENOGENICS CORPORATION..................................................18
   MULTICELL TECHNOLOGIES, INC.............................................19
   MARKET..................................................................20
   COMPETITION.............................................................21
   MULTICELL TECHNOLOGICAL DEVELOPMENT STRATEGY............................22
   PATENTS AND PROPRIETARY TECHNOLOGY......................................22
   NEED FOR GOVERNMENT APPROVAL............................................23
   EMPLOYEES...............................................................24
MANAGEMENT'S PLAN OF OPERATION.............................................24
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS..............................26
ON ACCOUNTING AND FINANCIAL DISCLOSURE.....................................26
PROPERTIES.................................................................26
MARKET FOR COMMON STOCK....................................................27
   HOLDERS.................................................................27
   DIVIDEND POLICY.........................................................27
LEGAL MATTERS..............................................................27
EXPERTS....................................................................27
ADDITIONAL INFORMATION.....................................................28
INDEX TO FINANCIAL STATEMENTS.............................................F-1

                               PROSPECTUS SUMMARY

         Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision. This summary highlights all material information contained in this prospectus. This information can also be found in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. In addition to this summary, we urge you to read the entire prospectus carefully, including the risks of investing in our common stock discussed under "Risk Factors" before you decide to buy our stock.

         This prospectus covers the resale of up to 47,213,334 shares of our common stock by the selling stockholders identified on page 7 of this prospectus. The selling stockholders acquired these shares from us in various transactions that were exempt from registration under the Securities Act.


About Exten Industries, Inc.

         We were incorporated in Delaware on April 28, 1970 under the name of "Exten Ventures, Inc." Although we have been in existence for over thirty years, we are a developmental stage enterprise that has not yet completed production of any marketable products. Our key product, the Sybiol(R) Bio-synthetic liver device, is still in the developmental stage and will not be ready to be marketed before the end of the year 2005, at the earliest. We have operated and continue to operate at a deficit, which on a cumulative basis through November 30, 2001, equals $13,666,266 in a competitive industry with high barriers to entry. Our ability to continue as a going concern is not assured. Our principal executive and business offices are located at 425 W. 5th Avenue, Escondido, California 92025; our telephone number is (760) 781-3916.


About Our Business

         Exten Industries, Inc. is a holding company that is focusing on medical products and associated research and development activities. Our primary focus has been the development of a Bio-synthetic liver device. This technology will take approximately three to five years to develop and commercialize. To our knowledge, no mass-produced liver devices of the type that we are developing are currently available. Our strategic plan is to acquire other technologies in order to generate sufficient cash flow to support our general operations, while the liver technology referenced above proceeds through the final research and development stages and government regulatory approval processes. We intend to pursue business opportunities with companies that have products that, ideally, are health care related and have already received government regulatory approval.

         Xenogenics Corporation, our majority-owned subsidiary, is a developmental stage enterprise that owns all of the rights to the
Sybiol(R)Bio-synthetic liver device for which a patent is pending in 15 countries, including the United States. The underlying concept of the device is that the artificial liver can act as a substitute liver for a patient whose own liver is healing from injury or disease. In addition, the device is intended for use as an artificial liver "bridge" for transplant patients awaiting a donor organ. The device may also be used to assist and improve the quality of life for patients with chronic liver disease or episodic liver trauma. We are currently working on a new design for this device and an engineered cell line to work with it. We anticipate completing the system redesign and the preclinical work so as to be able to initiate Phase I human trials before the end of 2003. The regulatory approval process is expected to last from two to five years, which means that the Sybiol device will not be ready to be marketed before the end of 2005 at the earliest.

         MultiCell Technologies, Inc. (formerly MultiCell Associates, Inc.), our wholly-owned subsidiary which we acquired in September 2001, develops and intends to commercialize hepatic or liver cells, cell lines and associated products to be used in diagnostic and therapeutic applications. MultiCell has developed the "HepLiu" cell line with cells that are designed to function as hepatocytes or liver cells in Liver Assist Devices ("LADs") and other liver-related processes. Xenogenics has a Research and Development Agreement and a Supplier Agreement with MultiCell under which MultiCell will supply engineered pig or porcine and human liver cell lines and optimize the interface between these cell lines and the Sybiol Bio-synthetic liver device. An engineered cell line is expected to eliminate variability in patient treatment and limit the viral risks associated with primary porcine hepatocytes.

         We estimate that we will need approximately $3 million to finish the development process for the Sybiol(R) Bio-synthetic liver device, including the cellular component, and to begin Phase 1 clinical trials. Assuming that we secure sufficient financing, we will use approximately $2 million of this amount in 2002 with the balance of this amount being used, starting in 2003, to begin human clinical trials. Our goal is to introduce the Sybiol device for general distribution in 2005 and the HepLiu cell line for non-human uses for which regulatory approval is not required, in 2002.


About Our Revenues

         To date, we have not generated any revenues. Although our newly acquired subsidiary, MultiCell, generated net income of $27,052 in fiscal year 2001, its main source of revenue, a grant from the National Institute of Standards and Technology, expired on December 31, 2000. On November 1, 2001, MultiCell entered into a collaborative research agreement with Pfizer, Inc., pursuant to which Pfizer has agreed to pay $724,500 to validate the efficacy of MultiCell's immortalized hepatic cells in four different experimental models. These cells, if effective, could replace the current hepatocytes used by Pfizer.


The Offering


Common stock outstanding prior to
   this offering                             97,280,726 shares

Common stock being offered for
   resale to the public                      47,213,334 shares

Common stock outstanding after this
   Offering                                  119,410,726 shares(1)

Price per share to the public                At fixed  prices,  at market prices
                                             prevailing at the time of the sale,
                                             at prices  related  to such  market
                                             prices,  at  negotiated  prices  or
                                             otherwise.

Use of proceeds                              We will not  receive  any  proceeds
                                             from the resale of our common stock
                                             by the selling stockholders. We may
                                             receive  proceeds from the exercise
                                             of warrants held by certain selling
                                             stockholders,  if  exercised  on  a
                                             cash basis.

...................
(1)      Includes  (i) up to  11,065,000  shares  issuable  upon the exercise of warrants granted to various selling stockholders, and (ii) up to 11,065,000 shares issuable to various selling stockholders upon conversion of outstanding loans. The resale of all such shares is being registered hereby.

                                  RISK FACTORS

         The shares of our common stock being offered for sale are highly speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase these shares. Before purchasing any of these shares, you should carefully consider the following factors relating to our business and prospects. You should also understand that this prospectus contains "forward-looking statements." These statements appear throughout this prospectus and include statements as to our intent, belief or current expectations or projections with respect to our future operations, performance or position. Such forward-looking statements are not guarantees of future events and involve risks and uncertainties. Actual events and results, including the results of our operations, could differ materially from those anticipated by such forward-looking statements as a result of various factors, including those set forth below and elsewhere in this prospectus.

We have incurred net losses of $1,609,383 for the fiscal year ending November 30, 2001, expect future losses and may not achieve or sustain profitability.

         Since we commenced operations on April 28, 1970, we have incurred a cumulative deficit of $13,666,266 as of November 30, 2001. For the fiscal year ending November 30, 2001, we incurred net losses of $1,609,383. Our losses for the past four years have primarily resulted from significant costs associated with the development of our primary product, the Sybiol(R) Bio-synthetic liver device. We expect that we will continue to incur net losses until we are able to generate sufficient operating revenues to support expenditures. However, we may never generate positive cash flow or sufficient revenue to fund our operations and we may never attain profitability.

If we do not obtain adequate financing to fund our future operations and to complete development of our product, we may not be able to successfully implement our business plan.

         We have in the past increased, and plan to increase further, our operating expenses in order to fund higher levels of product development, undertake and complete the regulatory approval process, initiate our sales and marketing efforts, and increase our administrative resources in anticipation of future growth. Although it is difficult to estimate the amount of financing we will require, we anticipate that over the next two years we will need approximately $3 million to complete our product development and to begin clinical trials, and $1 million for working capital and general corporate purposes. We will increase our administrative resources to support the hiring of an estimated 6 additional employees which will enable us to expand our research and product development capacity. We intend to finance our operations by acquiring or merging with companies that generate revenues and using such profits to cover our operating needs, selling shares of our common stock to investors and continuing to use our common stock to pay for consulting and professional services.

         We also anticipate the need for additional financing in the future in order to fund continued research and development and to respond to competitive pressures. We anticipate that our future cash requirements may be fulfilled by product sales, the sale of additional equity securities, debt financing and/or the sale or licensing of our technology. We cannot guarantee, however, that any future funds required will be generated from operations or from the aforementioned or other potential sources. We do not have any binding commitment with regard to future financing. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance products and services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.

         Our auditors, Swenson Advisors, LLP, in their independent auditors' report for the fiscal year ended November 30, 2001, expressed "substantial doubt" as to our ability to continue as a going concern based on recurring losses, negative cash flows for several years and a stockholder's capital deficiency as of November 30, 2001. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The going concern qualification is also described in Note 2 of the notes to our November 30, 2001 consolidated financial statements.

Xenogenics has not completed the development of any products and, as a result, has had no revenues from the sale of products since inception and does not expect to be profitable for several more years. MultiCell has completed the development of two cell lines and has had no revenues from the sale of products since inception but expects to begin generating revenues by 2002.

         We have not yet begun the regulatory approval process for our Sybiol Bio-synthetic liver device with the Food and Drug Administration (the "FDA"). We halted testing of this device pending development of a new design for the liver device. Compact Membranes Inc. and Exten Industries received a grant from the National Institutes of Health in March 2001 to help fund specific research on the redesign of the device in conjunction with MultiCell. When the product redesign work with these partners is completed, we expect to resume testing the device. We then plan to initiate the regulatory approval process with the FDA, which may take 3 to 5 years for completion. We estimate that the cost related to this undertaking will exceed $30 million. These costs include both the work on the Sybiol device and the associated cell line. As a result of our failure to complete the development of any products, we have not generated any revenues from the sale of products. As a result, we are dependent on the financial resources of third parties and we cannot give any assurances that we will ever successfully bring our products to market.

         MultiCell has completed the development of two variants of the HepLiu cell line, and expects to begin selling these products for non-human uses, such as laboratory testing, that do not require government approval, during 2002. However, MultiCell cannot guarantee that such sales will occur or that if they do occur, that they will be profitable.

If we do not obtain governmental approvals for our products, we will be unable to market them.

         Under FDA rules, we are required to obtain scientific data to support any health claims regarding human use that we make concerning our products. We will not be able to commercialize certain products until we complete clinical testing, have acceptable clinical trial results and receive regulatory approval from the FDA and foreign regulatory authorities, as appropriate. The FDA and other regulatory authorities require that the safety and efficacy of a biologic product be supported by results from adequate and well-controlled clinical trials before approval for commercial sale with respect to use for humans. If the results of the clinical trials of our products do not demonstrate that they are safe and effective, we will not be able to submit to the FDA relevant applications for pre-market approval. Further, the results of pre-clinical testing and initial clinical trials do not necessarily predict how safe and effective a product will be when it is evaluated in large-scale advanced clinical trials. It is possible that unacceptable side effects may be discovered at any time. A number of companies have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. Even if we believe the clinical trials that we conduct demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept our assessment of the results. The process of obtaining regulatory clearances or approvals is costly, uncertain and time-consuming.

We may experience difficulties in the introduction of our products that could result in our having to incur significant unexpected expenses or delay the launch of such products.

         We cannot predict the duration or success of any pre-clinical and clinical trials that we undertake. The rate of completion of the clinical trials for our products will depend on many factors, including obtaining adequate clinical supplies and the rate of patient recruitment. Patient recruitment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, and the eligibility criteria for patients who may enroll in the trial. We may experience increased costs, program delays, or both, if there are delays in patient enrollment in the clinical trials.

         The Sybiol Bio-synthetic liver device, which is in an early stage of development, may not be completed in time to allow production or marketing due to the inherent risks of new product development, limitations on financing, competition, loss of key personnel and other factors. Unanticipated clinical or regulatory obstacles can arise at any time and result in lengthy and costly delays or in a determination that further development is not feasible. Furthermore, the development of the Sybiol Bio-synthetic liver device has taken longer than anticipated and could be additionally delayed. Therefore, there can be no assurance of timely completion and introduction of such product on a cost-effective basis, or that such product, if introduced, will achieve market acceptance such that it will sustain us or allow us to achieve profitable operations.

The Sybiol Bio-synthetic liver device may not achieve market acceptance due to miscalculations of market demand or profitability of the product which will threaten our ability to continue as a going concern.

         The Sybiol Bio-synthetic liver device may not achieve market acceptance due to miscalculations by us of the actual market demand for an artificial device and the related cost/benefit analyses that form the basis of our estimates of future profitability. If the market does not accept the Sybiol Bio-synthetic liver device or evidences lower than expected need for such a device, our ability to continue as a going concern will be adversely affected since our viability depends on a certain level of commercial success of the Sybiol Bio-synthetic liver device, which will initially be our key product.

Because we are significantly smaller than many other medical technology companies, we may be at a competitive disadvantage if such companies introduce products that are similar to ours.

         Most of the other medical companies that could be potential competitors have greater capital resources, more significant research and development programs and facilities, and greater experience in the production, marketing and distribution of medical products than we do. There are a number of companies attempting to develop LAD systems as well as related cells. Our ability to compete effectively could be adversely affected if one of the more established companies that can devote significant resources to the development, sale and marketing of its products, develops a product that achieves commercial success.

If we do not successfully manage future growth, our ability to complete production of our products according to our current schedule may be adversely affected.

         Currently, we have four full-time employees and one part-time employee located in our office in Escondido, California. Xenogenics, our subsidiary, has one full-time employee and MultiCell, our subsidiary, has nine full time employees. We have plans to expand our operations over the next 12 months by adding 1 employee to Xenogenics and 5 employees to MultiCell. If we are unable to manage our anticipated future growth effectively with its resulting increases in operating, administrative, financial, accounting and personnel systems, our ability to complete production of our products on schedule could be adversely affected.

Our common stock is subject to penny stock regulation, which may affect its liquidity.

         Our common stock is subject to regulations of the Securities and Exchange Commission (the "Commission") relating to the market for penny stocks. Penny stock, as defined by the Penny Stock Reform Act, is any equity security not traded on a national securities exchange or quoted on the NASDAQ National or SmallCap Market that has a market price of less than $5.00 per share. The penny stock regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated therewith be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures, including the actual sale or purchase price and actual bid offer quotations, as well as the compensation to be received by the broker-dealer and certain associated persons. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit your ability to sell your securities in the secondary market.

The exercise of outstanding options and warrants and the issuance of additional options and warrants may adversely affect our stock price and your percentage ownership.

         There are outstanding options and warrants to purchase 4,280,000 shares of our common stock, not including the warrants to purchase 11,065,000 shares of our common stock, nor the 11,065,000 shares issuable upon conversion of outstanding loans, both of which we are registering pursuant to this Registration Statement. As a result of the fact that we have not yet generated any revenue, we routinely issue stock or options to pay for services performed. In the future, we may grant more options under stock option plans, as compensation for services performed or otherwise. We have 35 million shares of common stock reserved for issuance as performance awards under our 2000 Employee Benefit Plan and 5.5 million shares of common stock reserved for issuance as options or restricted stock awards under our 2000. Stock Incentive Plan to employees, outside directors, consultants and vendors. Currently, options for 4,280,000 shares have been granted under the Stock Incentive Plan. The exercise of stock options and warrants that are presently outstanding or may be issued in the future will dilute the percentage ownership of our other stockholders.

The loss of W. Gerald Newmin, the chairman of the board of Exten, Gregory F. Szabo, the president of both Exten and Xenogenics, and/or Ronald Faris, the president and chief science officer of MultiCell, would adversely affect our ability to succeed.

         We depend heavily on the contributions and efforts of W. Gerald Newmin, Gregory F. Szabo and Ronald Faris, who have over 50 years of cumulative experience in the health care industry. Their departures would deprive us of substantial experience, capability and vision which we need to successfully complete and market the Sybiol(R) Bio-synthetic liver device and the HepLiu cell line. We do not currently have an employment agreement with Mr. Newmin or Mr. Szabo. We have no assurance, therefore, that either of them will remain in our employ. We do not maintain key man insurance on any of these individuals.

Our employment agreement with Ronald Faris, the president and chief science officer of MultiCell, only requires him to devote 60% of his business time to us.

         On September 13, 2001, we signed an Employment Agreement with Ronald Faris, the president and chief science officer of MultiCell, that only requires him to devote 60% of his business time to our business. From the date of the Employment Agreement until March 31, 2005, Mr. Faris will continue to work at Rhode Island Hospital under a grant received from the National Institutes of Health. While Mr. Faris may devote more than 60% of his time to us, he is not obligated to do so and he will, in any event, devote some portion of his business time to Rhode Island Hospital.

Our limited ability to protect our intellectual property rights may adversely affect our ability to compete.

         Our success depends significantly upon proprietary technology. We rely on a combination of intellectual property laws, licensing agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights, all of which afford only limited protection. We currently have a patent pending in 15 countries for the process utilized by the Sybiol Bio-synthetic liver device. The patent on that pending application may not be issued, and if issued, any claims allowed may not be sufficiently broad to protect our rights in such technology. We also have a trademark for the name "Sybiol" registered in the U.S. Patent and Trademark Office. MultiCell has exclusive rights to use several patents and one patent pending for various cell lines and one prosthetic device. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe aspects of our products or services or to obtain and use information that we regard as proprietary. We will monitor the situation and, if warranted, we are ready to file a complaint and take whatever action we deem necessary to protect our intellectual property rights.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of our common stock by the selling shareholders. We may receive proceeds from the exercise of the warrants held by the selling stockholders, although such warrants may be exercised on a cashless basis. We intend to use the proceeds received, if any, from the exercise of warrants held by the selling stockholders, for working capital purposes. Pending the use of any such proceeds, we intend to invest these funds in short-term, interest bearing investment-grade securities.


                              SELLING STOCKHOLDERS

         The following table  identifies the selling  stockholders and indicates
(i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares and percentage of our outstanding shares of common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering.


                                                 Percent of       Maximum No.        Shares
                                    Shares       Class of          of Shares      Beneficially        Percent of
                                 Beneficially    Shares Owned     to be Sold        Owned          Class of Shares
                                 Owned Prior     before the         in this         After the          Owned After
    Name of Stockholder          to Offering     Offering          Offering        Offering         the Offering
 --------------------------      ------------    ------------     ----------      ------------     ---------------
The Estate of Hugo O.             8,725,000         9.0%            8,725,000             -0-                 *
Jauregui (1)

The Class B Common Stock          3,358,334         3.5%            3,358,334             -0-                 *
Shareholder Trust (2)

Kestrel Equity Partners           8,000,000         8.2%            8,000,000             -0-                 *
Ltd (3)

The Cooke Family Trust (4)        5,000,000         5.1%            5,000,000             -0-                 *

Clifton L. Cooke, Jr. (5)         3,000,000         3.0%            2,000,000        1,000,000                *

W. Gerald Newmin (6)             21,423,251        20.1%            9,000,000       12,423,251            10.4%

Robert Goldsmith (7)              4,968,800         5.0%            1,200,000        3,768,800             3.2%

Thomas Page (8)                   2,000,000         2.0%            2,000,000             -0-                 *

Shirley Corbett (9)               2,000,000         2.0%            2,000,000             -0-                 *

W. F. Pittman, Jr. (10)           2,000,000         2.0%            2,000,000             -0-                 *

George Colin (11)                 1,530,000         1.3%            1,430,000          100,000                *

Sharon A. Donahoo (12)            1,122,217         1.1%            1,000,000          122,217                *

Gregory F. Szabo (13)             1,485,942         1.5%            1,000,000          485,942                *

Roger McDonald (14)                 400,000         *                 400,000             -0-                 *

Diane Palley (15)                   103,000         *                 100,000            3,000                *


..........
(1) Represents shares of our common stock issued to the Estate of Hugo O. Jauregui in connection with our acquisition of all of the outstanding capital stock of MultiCell on September 13, 2001. The co-executors of the Estate are Candace L. Dyer, M.D., and Timothy Van Johnson.
(2) Represents shares of our common stock issued to the Class B Common Stock Shareholder Trust in connection with our acquisition of all of the outstanding capital stock of MultiCell on September 13, 2001. The trustee of the Class B Trust is Candace L. Dyer, M.D.
(3) Represents shares of our common stock issued to Kestrel Equity Partners Ltd., in connection with an equity investment of $1,050,000 in 2000 and 2001. Edward Sigmond, who has been a director of our Company since 1999, controls Kestrel Holdings, Inc., which is the general partner of Kestrel Equity Partners, Ltd.
(4) Represents shares of our common stock issued to The Cooke Family Trust in payment of a $500,000 promissory note we issued to The Cooke Family Trust in November, 2000. In the event that we have not registered the resale of these shares by March 31, 2002, the Trust will have the right to return the shares to us and reinstate the note. The trustee of The Cooke Family Trust is Clifton L. Cooke, Jr.
(5) Includes (i) up to 1,000,000 shares which may be issued to Mr. Cooke upon his conversion of a $100,000 loan made to us in August 2001 the proceeds of which were used in the acquisition of MultiCell (the "Loan Transaction"), and (ii) up to 1,000,000 shares which may be issued to Mr. Cooke upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Mr. Cooke has been a consultant to the Company since March 2000.
(6) Includes (i) up to 4,500,000 shares which may be issued to Mr. Newmin upon his conversion of a $450,000 loan made to us in connection with the Loan Transaction, and (ii) up to 4,500,000 shares which may be issued to Mr. Newmin upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Mr. Newmin has been a director, and our chairman of the board and chief executive officer since 1995. Mr. Newmin also served as our president from 1995 until April, 2001.
(7) Includes (i) up to 600,000 shares which may be issued to Mr. Goldsmith upon his conversion of a $60,000 loan made to us in connection with the Loan Transaction, and (ii) up to 600,000 shares which may be issued to Mr. Goldsmith upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Other than being a current shareholder of the Company and having made the above loan, Mr. Goldsmith does not have a material relationship with the Company.

(8) Represents (i) up to 1,000,000 shares which may be issued to Mr. Page upon his conversion of a $100,000 loan made to us in connection with the Loan Transaction, and (ii) up to 1,000,000 shares which may be issued to Mr. Page upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Other than having made the above loan, Mr. Page does not have a material relationship with the Company.
(9) Represents (i) up to 1,000,000 shares which may be issued to Ms. Corbett upon her conversion of a $100,000 loan made to us in connection with the Loan Transaction, and (ii) up to 1,000,000 shares which may be issued to Ms. Corbett upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share, other than having made the above loan, Ms. Corbett does not have a material relationship with the Company.
(10) Represents (i) up to 1,000,000 shares which may be issued to Mr. Pittman upon his conversion of a $100,000 loan made to us in connection with the Loan Transaction, and (ii) up to 1,000,000 shares which may be issued to Mr. Pittman upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Other than having made the above loan, Mr. Pittman does not have a material relationship with the Company.
(11) Includes (i) up to 715,000 shares which may be issued to Mr. Colin upon his conversion of a $50,000 loan made to us in connection with the Loan Transaction, and (ii) up to 715,000 shares which may be issued to Mr. Colin upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Other than being a current shareholder of the Company and having made the above loan, Mr. Colin does not have a material relationship with the Company.
(12) Includes (i) up to 500,000 shares which may be issued to Ms. Donahoo upon her conversion of a $50,000 loan made to us in connection with the Loan Transaction, and (ii) up to 500,000 shares which may be issued to Ms. Donahoo upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Ms. Donahoo became our Vice President of Operations in October 2001.
(13) Includes (i) up to 500,000 shares which may be issued to Mr. Szabo upon his conversion of a $50,000 loan made to us in connection with the Loan Transaction, and (ii) up to 500,000 shares which may be issued to Mr. Szabo upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Mr. Szabo became our president and treasurer, and a director of our Company in April 2001. Mr. Szabo has been the president of Xenogenics since June 2000.
(14) Represents (i) up to 200,000 shares which may be issued to Mr. McDonald upon his conversion of a $20,000 loan made to us in connection with the Loan Transaction, and (ii) up to 200,000 shares which may be issued to Mr. McDonald upon his exercise of an outstanding warrant issued to him in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Other than having made the above loan, Mr. McDonald does not have a material relationship with the Company.
(15) Includes (i) up to 50,000 shares which may be issued to Ms. Palley upon her conversion of a $5,000 loan made to us in connection with the Loan Transaction, and (ii) up to 50,000 shares which may be issued to Ms. Palley upon her exercise of an outstanding warrant issued to her in connection with the Loan Transaction. The exercise price of the warrant is $0.10 per share. Other than being a current shareholder of the Company and having made the above loan, Ms. Palley does not have a material relationship with the Company.
*        Indicates less than 1%.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders may offer all or a portion of their shares offered by this prospectus for sale, from time to time, pursuant to this prospectus, in one or more private negotiated transactions, in open market transactions in the over-the-counter market, or otherwise, or by a combination of these methods, at fixed prices, at market prices prevailing at the time of the sale, at prices related to such market prices, at negotiated prices or otherwise. The Selling Stockholders may effect these transactions by selling shares directly to one or more purchasers or to or through broker-dealers or agents. The compensation to a particular broker-dealer or agent may be in excess of customary commissions.

         To our knowledge, the Selling Stockholders have not made any arrangements with any brokerage firm for the sale of the shares. The Selling Stockholders have advised us that they presently intend to dispose of the shares through broker-dealers in ordinary brokerage transactions at market prices prevailing at the time of the sale. However, depending on market conditions and other factors, the Selling Stockholders may also dispose of the shares through one or more of the other methods described above.

         The Selling Stockholders may be considered "underwriters" within the meaning of the Securities Act in connection with the sale of their shares. Any broker-dealers or agents who act in connection with the sale of the shares may also be deemed to be underwriters. Profits on any resale of the shares by the Selling Stockholders and any discounts, commissions or concessions received by such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the Selling Stockholders may be considered to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, the Selling Stockholders may be subject to the prospectus delivery requirements of Section 5 of the Securities Act for transactions involving the sale of our common stock.

         We have informed the Selling Stockholders that the anti-manipulation rules of the Commission, including Regulation M promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), may apply to their sales in the market. Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the Selling Stockholders and any other person distributing our common stock. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period beginning five business days prior to the commencement of such distribution and ending upon such person's completion of participation in the distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock. Rules 101 and 102 of Regulation M, among other things, generally prohibit certain participants in a distribution from bidding for, purchasing or inducing any person to bid for or purchase, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security. We have provided the Selling Stockholders with a copy of such rules and regulations. The Selling Stockholders have informed us that they will not be engaging in short selling of their shares. The shares offered hereby are being registered pursuant to our contractual obligations and we have agreed to pay the expenses of the preparation of this prospectus. We have also agreed to indemnify the Selling Stockholders against certain liabilities, including, without limitation, liabilities arising under the Securities Act.


                                LEGAL PROCEEDINGS

         Jack Schaps, trustee of A. Jack Schaps Estate Trust, filed suit against the Company and its legal counsel on February 13, 2001, in the Superior Court of California. Schaps, a stockholder of Exten, alleged that the defendant negligently lost, and failed to replace in a timely manner, his stock certificate for 625,000 shares of common stock that he had forwarded to the Company to be delivered to the Company's former transfer agent. On February 25, 2002, the Company settled the lawsuit with Schaps. This settlement has no material impact on the financial position of the Company.

         In March 2002, the Company was served with a lawsuit filed by George Colin alleging that the Company had defaulted in its interest payments to Mr. Colin due pursuant to a $50,000 convertible loan entered into in October 2001. The lawsuit was filed in the Superior Court of California, in the County of Orange. The lawsuit alleges that the Company's defaults result in the loan's conversion rate being reduced to from $0.07 to $0.01 per share. The lawsuit seeks specific performance of Mr. Colin's election to convert the loan and unspecified damages. The Company is currently investigating the allegations and believes that it has a meritorious defense to the claims. The Company intends to vigorously defend the lawsuit.

                                   MANAGEMENT

Directors and Executive Officers

         The following persons are our current directors, executive officers and significant employees:

     Name              Age                        Position
 ------------          ---       -----------------------------------------------

W. Gerald Newmin        64       Chairman of the Board, Chief Executive Officer,
                                 Secretary and Director

Jerry G. Simek          57       Director

Ed Sigmond              42       Director

Gregory F. Szabo        48       President, Treasurer and Director

Sharon A. Donahoo       45       Vice President of Operations

         W. Gerald "Jerry" Newmin began as a consultant to the Board of Directors of Exten in June 1995. On December 1, 1995, he was elected Chairman of the Board of Directors, Chief Executive Officer, and President of Exten. He currently serves as our Chairman, Chief Executive Officer and Secretary. Mr. Newmin is the Secretary and a Director of both Xenogenics and a director of MultiCell Technologies. Mr. Newmin serves on the Board of SYS and is Chairman and Chief Executive Officer of SYS, a defense systems company in San Diego, California, which is publicly traded on the OTC Bulletin Board. Mr. Newmin is past Chairman of the Board of the Corporate Directors Forum, a non-profit organization of over 200 California Board members, which promotes excellence in corporate governance. He co-founded and serves on the board of the Corporate Governance Institute at San Diego State University. From 1984 to 1987, Mr. Newmin was President of HealthAmerica Corporation, then the nation's largest publicly held HMO management company. From 1977 to 1984, he was President of International Silver Company, a diversified multi-national manufacturing company that he restructured. From 1973 to 1977, Mr. Newmin was Vice President and Western Regional Director for American Medicorp, Inc., and managed 23 acute care hospitals in the Western United States. From 1962 to 1973, at Whittaker Corporation, Mr. Newmin held senior executive positions, including Chief Executive Officer of Production Steel Company, Whittaker Textiles Corporation, Bertram Yacht Corp., Narmco Materials Corp., and Anson Automotive Corp., and was instrumental in Whittaker's entry into the United States and international health care markets. Mr. Newmin has a Bachelor's degree in Accounting from Michigan State University.

         Ed Sigmond was elected to the Board of Directors of Exten in 1999. He has been in sales, marketing and operations management for the past 18 years. He is President of Kestrel Development and has been an entrepreneur, investor and real estate developer in the Dallas, Texas area since 1994. From 1992 to 1996, Mr. Sigmond was President of American Machine and Bearing of Dallas, TX. Prior positions included Assistant to President of Alpha Aviation, Dallas, TX, 1990-1992; Founder and President of Specialty Food Products, Arlington, TX, 1987-1990; and Vice President/Regional Manager of Geodata Corporation, Houston, TX 1981-1987. He has varied negotiation, sales, marketing, managerial and operational skills with existing and startup operations. He studied Marketing and Chemistry at Duquesne University.

         Jerry Simek was elected to the Board of Directors of Exten on March 20, 1998. From June 16, 1998 to April 19, 2001, he served as Exten's President,
Chief Operating Officer and Treasurer. Mr. Simek has been President of JGS Management Group since 1984, specializing in strategic planning, financial management, business/corporate development and international business. He has successfully directed and implemented company reorganizations, refinancing programs and company turnarounds, as well as market development, acquisition and divestiture programs. Mr. Simek was past President of a San Diego public medical electronics manufacturing company and facilitated its turnaround and funding. Mr. Simek has over thirty years of management experience with major multinational companies in the medical, energy, electronics and aerospace industries. He has worked for such medical companies as Baxter and Johnson & Johnson. He has facilitated raising capital in public, private and start-up ventures; has identified and established joint venture transatlantic manufacturing, trading company and joint licensing programs, and has established and implemented multimillion dollar project management and manufacturing expansion programs. Mr. Simek has been a Director and/or Management Advisor for other public and private companies in the United States and the United Kingdom. He has a B.S. from Illinois Institute of Technology and MBA from Pepperdine University.

         Gregory F. Szabo was appointed Exten's President and Treasurer on April 19, 2001, and was appointed MultiCell Technologies' Chief Executive Officer and Secretary on September 15, 2001. From June 2000 to the present, he has served as President of Xenogenics Corporation, our majority-owned subsidiary. He has 20 years of experience in the medical device industry, including FDA product submission and insurance reimbursement experience plus sales, marketing and management responsibilities. From January 2000 to June 2000, Mr. Szabo worked as an independent management consultant for several companies, including Exten. Prior to joining Exten and Xenogenics, Mr. Szabo was President and Chief Executive Officer of Titan Scan where he managed the medical sterilization and food pasteurization business from June 1998 until January 2000. From January 1997 until June 1998 he was President and Chief Executive Officer of Goulter Medical Inc. He has also held senior management positions at Comfort Clinic, Bio Clinic, Zimmer, and Becton Dickinson. He holds a Masters in Management from Drucker Graduate School, Claremont University, Claremont, CA and a Bachelors degree from the University of Toledo.

         Sharon A. Donahoo, age 45, was appointed our Vice President of Operations in October 2001. Ms. Donahoo is responsible for corporate wide business operations. Prior to joining Exten, Ms. Donahoo was Vice President of Corporate Communications and Investor Relations at Titan Corporation beginning in 1998. Ms. Donahoo began her career at Validity Corporation, working in a variety of positions culminating in her serving as Secretary and Vice President of Administration and Human Resources.

Key Employees

         Our key employees are as follows:

         Ronald A. Faris, PhD, age 48, serves as President and Chief Science Officer for MultiCell. He is presently an Associate Professor of Pediatrics and Pathology at Brown University and is the Director of Pediatric Oncology Research at Rhode Island Hospital, where he has been employed since 1985. Dr. Faris is a leading investigator developing methodologies for the identification and isolation of liver stem cells. His research program is funded by the National Institutes of Health. Dr. Faris earned his doctorate in Nutritional Toxicology and Biochemistry from Cornell University and is currently on the editorial board of Hepatology Magazine.

         Jin Liu, M.D., age 45, has spent the past eight years as senior staff scientist of MultiCell and is the co-inventor of the HepLiu porcine hepatocyte cell line. Her primary research focus is the application of recombinant technology to create human cell lines uniquely suited to therapeutic applications. Dr. Liu is responsible for a team working on human hepatocyte cloning, genetic manipulation of liver cells and the culturability and usefulness of such cells in tests. Dr. Liu is also responsible for development and implementation of biocellular analytical guidelines. Dr. Liu received her Medical Degree from Sun Yat-Sen University and an advanced Medical Degree from Peking Union Medical College Graduate School.

         Barbara Corbett, age 54, has served as our Marketing and Investor Relations Manager since 1997. Ms. Corbett is a Certified Business Communicator and past founder and owner of Corbett Advertising, Inc., in Detroit, providing marketing communications and public relations for an international clientele including hospitals and private medical groups. She has also held other marketing positions, been president of three trade association groups, served on community and non-profit boards, taught college level marketing, and has extensive corporate communications and sales experience. Ms. Corbett has a B.A. in Political Science from Antioch University.

         There are no existing requirements regarding the composition of the board of directors or any committees thereof.

Employment Agreement with Ronald Faris

         On September 13, 2001, we entered into an Employment Agreement with Ronald Faris, the President and Chief Science Officer of MultiCell. The Agreement expires on September 12, 2004 and requires Mr. Faris to devote a minimum of 60% of his business time to Exten and MultiCell. The Agreement recognizes that Mr. Faris will continue to work at Rhode Island Hospital under a grant from the National Institutes of Health, until March 31, 2005, when the grant expires. The Agreement provides for an annual base salary of $147,000 which will be reviewed annually, a one-time grant of up to 200,000 shares of our common stock and a one-time grant of incentive stock options for 250,000 shares of our common stock. Mr. Faris will participate in our annual bonus program, which allows him to earn up to an additional 50% of his base salary payable in cash, based on his, as well as the Company's and division's, achievement of certain performance goals. If Mr. Faris ceases to perform work for Rhode Island Hospital in order to spend a greater percentage of his time at MultiCell, his salary will be readjusted accordingly.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets forth the total compensation earned by our Chief Executive Officer and each other executive officer whose total compensation exceeded $100,000 for fiscal year 2001, for services rendered in all capacities to Exten for each of the last three fiscal years. All the individuals named in the table will hereinafter be referred to as the "Named Executive Officers."



                                                                                Long Term Compensation
                                                                                        Awards
                                            Annual Compensation           ------------------------------------
                                  ---------------------------------------  Restricted
                                                          Other Annual       stock       Securities Underlying
Name and principal                  Salary      Bonus     compensation      award(s)        Options/SARs (#)
position                  Year      ($)         ($)          ($)(1)           ($)
 ------------------------ ------- ----------- ---------- ---------------- ------------ -----------------------
W. Gerald Newmin,         2001       -0-         -0-         $67,841          -0-              500,000
Chairman of the Board,
Chief Executive           2000       -0-         -0-         $48,424          -0-              825,000
Officer, Secretary and
Director                  1999       -0-         -0-         $94,285          -0-                -0-
 ------------------------ ------- ----------- ---------- ---------------- ------------ -----------------------

Gregory F. Szabo          2001     $145,000      -0-         $30,000          -0-              400,000
President,    Treasurer,
Director                  2000      $60,000      -0-         $15,000          -0-              250,000
 ------------------------ ------- ----------- ---------- ---------------- ------------ -----------------------


(1) Represents the fair market value of shares of our common stock paid in lieu of cash based on the closing market price of our common stock on the date of approval by our board of directors.

Stock Option Grants in Fiscal Year 2001

         The following table sets forth information concerning stock options granted in the fiscal year ended November 30, 2001 to the Named Executive Officers.


                                                      Percent of Total
                           Number of Securities         Options/SARs
                                Underlying               Granted to
                               Options/SARs             Employees in       Exercise or Base
          Name                  Granted (#)              Fiscal Year         Price ($/Sh)     Expiration Date
  --------------------- --------------------------- --------------------- ------------------- ------------------
  W. Gerald Newmin               500,000                   22.7%                $0.115             7/11/05
  --------------------- --------------------------- --------------------- ------------------- ------------------
  Gregory F. Szabo               400,000                   18.1%                $0.115             7/11/05
  --------------------- --------------------------- --------------------- ------------------- ------------------

Stock Option Exercises and Fiscal Year-end Values

         The following table presents information for the Named Executive Officers with respect to stock options exercised during fiscal year 2001 and unexercised options held as of the end of the fiscal year.

Aggregated  Option  Exercises  In Fiscal  Year 2001 And  Fiscal  Year End Option
Values


                                                                    Number of Securities
                                                                         Underlying               Value of Unexercised
                                Shares                             Unexercised Options at         In-the-Money Options
          Name                 Acquired            Value          Fiscal Year End 11/30/01       at Fiscal Year End ($)
                           On Exercise (#)      Realized ($)     Exercisable/Unexercisable      Exercisable/Unexercisable
 ------------------------ ------------------- ----------------- ----------------------------- ------------------------------
W. Gerald Newmin                 None                0               166,667/1,325,000                     0/0
 ------------------------ ------------------- ----------------- ----------------------------- ------------------------------
Gregory F. Szabo                 None                0                 83,333/650,000                      0/0
 ------------------------ ------------------- ----------------- ----------------------------- ------------------------------

Compensation of Directors

         Our bylaws authorize our board of directors to fix the compensation of directors for services related to their membership in board committees and allow the reimbursement of expenses of directors for their attendance at each meeting of our board of directors. Beginning January 1, 1994, we paid all directors a fee of 10,000 shares of our common stock per calendar year. On August 17, 1995, the board of directors adjusted the fee to 12,000 shares per month. On February 15, 2000, the board of directors resolved that each board member would receive the equivalent of $2,000 in our common stock for each board meeting in which such director participates. Additionally, during fiscal year 2000, Gregory Szabo, Ed Sigmond and Jerry Simek were each granted stock options for 250,000 shares exercisable at $0.21 per share; these options vest over 3 years and expire on May 17, 2004. During fiscal year 2001, Ed Sigmond and Jerry Simek were each granted stock options for 250,000 shares, exercisable at $0.115 per share; these options vest over 3 years and expire on July 11, 2005. The option grants were in addition to the meeting compensation.

         Jerry Simek, a director, works for Exten under a Contractor/Management Consulting Agreement with JGS Management Group, Inc., of which Mr. Simek is President. The agreement provides that Mr. Simek will be paid at the rate of $50.00 per hour, which will be converted into our common stock at the end of each month using the common stock price on the last day of the month. Mr. Simek received 372,318 and 1,688,140 shares in fiscal years 2001 and 2000 under the terms of that agreement.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of February 22, 2002, certain information as to shares of our common stock owned by (i) each person known to beneficially own more than 5% of the outstanding common stock, (ii) each of our directors, and named executive officers, and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each named beneficial owner is the same as that of our principal executive offices located at 425 W. 5th Avenue, Suite 201, Escondido, California 92025.


                                                                         Number of            Percentage
                                                                          Shares               of Class
 Name and Address of                                                   Beneficially          Beneficially
 Beneficial Owner (1)                     Title                          Owned (2)              Owned
 -------------------                      -----                        ------------          ------------
W. Gerald Newmin(3)                 Chairman of the Board,              21,423,251              20.1%
                                    Chief Executive Officer,
                                    Secretary and Director

Jerry G. Simek(4)                   Director                             2,163,015               2.2%

Gregory F. Szabo(4)                 President, Treasurer and
                                    Director                             1,485,942               1.5%

Ed Sigmond(5)                       Director                               307,499                  *

Kestrel Equity Partners Ltd.(6)                                          8,000,000               8.2%

Clifton L. Cooke, Jr. (7)                                                8,000,000               8.2%

The Estate of Hugo O. Jauregui (8)                                       8,725,000               9.0%

All executive officers and directors as a group (four persons)          25,379,707              23.7%

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the Commission, shares of common stock that each named person and group has the right to acquire within 60 days pursuant to options, warrants, or other rights, are deemed outstanding for purposes of computing shares beneficially owned by and the percentage ownership of each such person and group. However, such shares are not deemed outstanding for purposes of computing the shares beneficially owned by or percentage ownership of any other person or group.
(2) Unless otherwise noted, all shares listed are owned of record and the record owner has sole voting and investment power, subject to community property laws where applicable.
(3) Does not include shares of our common stock owned by Mr. Newmin's spouse, over which Mr. Newmin disclaims beneficial ownership.
(4) Includes 83,333 shares issuable under options which are exercisable on or within 60 days of December 31, 2001.
(5) Includes 83,333 shares issuable under options which are exercisable on or within 60 days of December 31, 2001. Does not include shares of our common stock owned by Kestrel Equity Partners Ltd., for which Mr. Sigmond serves as Managing Partner.
(6) Kestrel Equity Partners, Ltd. is a limited partnership investment fund; Ed Sigmond, one of our directors, is its Managing Partner. Its address is 2808 Cole Ave., Dallas, TX 75204.
(7) Includes 5,000,000 shares of the Cooke Family Trust for which Clifton Cooke is a Trustee.
(8)      The  trustees of the Estate are Candice L. Dyer,  M.D.  and Timothy Van
         Johnson.
* Less than 1%.

                            DESCRIPTION OF SECURITIES

         The following description summarizes some of the terms of our capital stock and provisions of our amended Certificate of Incorporation and Bylaws, which have previously been filed with the Commission, and is qualified in its entirety by reference to our amended Certificate of Incorporation and Bylaws.

         Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this prospectus, there were 97,280,726 shares of our common stock outstanding and held of record by approximately 6,500 holders. There is no preferred stock outstanding.


Common Stock

         Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors. In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and shares of common stock to be issued pursuant to this registration statement will be fully paid and non-assessable.


Preferred Stock

         Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares of preferred stock without any further vote or action by stockholders. These rights and preferences include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any additional shares of preferred stock.


Delaware Anti-Takeover Law

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203 of the Delaware General Corporation Law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.


Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, CA 91204-2991.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

         None.

              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the following provision, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that such a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         Our amended Certificate of Incorporation requires us to indemnify each of our directors, officers and employees, whether or not then in office, with respect to expenses reasonably incurred by such persons in any threatened, pending or completed actions or proceedings and appeals, whether civil, criminal, administrative or investigative, in accordance with and to the fullest extent permitted by the Delaware General Corporation Law or other applicable law, as such law now exists or may hereafter be adopted or amended.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         JGS Management Group, Inc. (JGS), of which Jerry G. Simek, a Director of Exten, is the President, provides services to Exten pursuant to a finders fee agreement with Exten. The agreement provides that JGS will be compensated pursuant to an established formula for the introduction of investors who actually invest in Exten or lend Exten money. During fiscal year 2001, we issued a total of 372,318 shares of our common stock to Mr. Simek pursuant to this agreement.

         In August 2001 we borrowed an aggregate of $1,085,000 in order to finance the acquisition of MultiCell. Of this amount, we borrowed $450,000 from Mr. Newmin, our chairman and Chief Executive Officer, and $50,000 from Mr. Szabo, our President, in connection with a note offering for purposes of raising funds to consummate the acquisition of MultiCell. The loans bear interest at the rate of 10% per annum, with all principal and accrued interest due and payable in August 2004.

         Mr. Newmin and Mr. Szabo each may convert his loan into shares of our common stock prior to the due date of the loan at the following conversion rates
(i) $.10, if converted during the first twelve (12) months after the date of this Agreement; (ii) $.15, if converted after the twelfth (12th) and through the twenty-fourth (24th) month of this Agreement; and (iii) $.20, if converted after the twenty-fourth (24th) month and prior to the maturity date.


                                    BUSINESS

         We were incorporated in Delaware on April 28, 1970 under the name "Exten Ventures, Inc." We are a holding company that is focusing on medical products and associated research and development activities. Our primary focus has been the development of a Bio-synthetic liver device through our majority-owned subsidiary, Xenogenics Corporation. This technology will take approximately three to five years to develop and commercialize. With our recent acquisition of MultiCell and its development of liver-related cell lines, we are expanding our focus on liver-related research and technologies. Our strategic plan is to acquire other medical technologies in order to generate sufficient cash flow to support our general operations, while the liver technology referenced above proceeds through the final research and development stages and government regulatory approval processes. We intend to pursue business opportunities with a focus on companies that have medical products that have already received government approval.

Background

         There are about 100 existing varieties of liver disease, including alcoholic liver disease, cirrhosis, liver cancer (the most prevalent cancer worldwide), auto-immune hepatitis and Hepatitis A through G. As reported by the American Liver Foundation, over 600,000 serious new cases of liver disease are diagnosed worldwide each year. Hepatitis is now being considered an epidemic with 250,000 new cases of people becoming infected each year in the United States. It is expected to severely strain the American medical system and overtake AIDS as a cause of death by 2010. Hepatitis B virus is estimated to have 1.2 million carriers in the United States. About two percent of these cases will result in liver failure for which liver transplantation has thus far been the only viable option. Hepatitis C Virus ("HCV"), which is the leading indication for liver transplantation in the United States, currently affects about 4 million people in the United States. It is estimated that about 10,000 Americans die each year from complications of HCV alone.

         Currently, patients suffering from advanced liver failure who are either not whole organ transplant candidates or who cannot find an available organ in a timely fashion have no prospect for survival. A device containing functional liver cells, which can be connected to the patient's vascular system, has been shown to positively affect the patient's ability to survive. These extracorporeal liver assist devices ("LADs") are in the initial stages of clinical studies. LADs use hepatocytes or liver cells from humans and/or specially bred porcine or pig cells to perform therapeutic functions, which cannot be performed by the liver of a patient suffering from liver disease.

         Hepatocytes are among the most biochemically complex cells in the human body and play an important role in the processing of carbohydrates, amino acids, proteins, lipids and nucleic acids. The hepatocyte is also the major player in the activation or inactivation of foreign toxic substances in the human body (xenobiotics). Immortalized or cloned hepatocytes are able to perform liver functions consistently "off-line" for patients with impaired livers. Primary porcine hepatocytes must be isolated from the whole animal organ by a complex procedure and are, therefore, of variable quality, whereas cell lines are cultured, and as such, have more controllable characteristics. Another main advantage of using a cell line to assist in the research and treatment of liver disease is the capacity to sustain cell growth indefinitely, which is not yet possible with primary hepatocyte cultures.


Xenogenics Corporation

         Xenogenics Corporation, which was incorporated in 1997, is Exten's 61.7%-owned subsidiary and owns all of the rights to the Sybiol Bio-synthetic liver device for which a patent is pending in 15 countries, including the United States. This technology was originally developed by Cedars Sinai Medical Center. We acquired all rights to the technology in 1996, which we subsequently transferred to Xenogenics. The underlying concept of the device is that the artificial liver can act as a substitute liver for a patient whose liver is healing from injury or disease. The device is also intended for use as an artificial liver "bridge" for transplant patients awaiting a donor organ. In addition, the device may be used to assist and improve the quality of life for patients with chronic liver disease or episodic liver trauma. We and certain research partners received a grant from the National Institutes of Health in 2001 to help fund specific joint research on a new design for the device. We will initiate the regulatory approval process for the device once the new product design process is completed. The regulatory approval process is expected to last from three to five years, which means that the Sybiol device will not be ready to be marketed before the end of 2005, at the earliest.

         The Sybiol Bio-synthetic liver device is intended to operate outside of the human body (ex vivo or extracorporeally) where it is intended to perform some of the complex and vital functions of the human liver. The physical connection to the patient is similar to that done in renal dialysis, where the patient is hooked up to a machine that performs the same key functions as those of the target organ. The device incorporates a biological metabolic process and is based on the concept of a dynamic circulating hepatocyte loop. This approach allows for monitoring and correcting of the hepatocyte environment to maintain an efficient and continuous metabolic process. In the hepatocyte loop, factors such as pH, oxygen content and temperature, which are critical to the viability of the therapeutic liver cells, are monitored and adjusted. In addition, the hepatocytes can be replenished without interrupting the process.

         Xenogenics has a Research and Development Agreement and a Supplier Agreement with MultiCell under which MultiCell will supply an engineered porcine liver cell line and optimize the interface between this cell line and the Sybiol Bio-synthetic liver device. This cell line is expected to eliminate variability in patient treatment and limit the viral risks associated with primary hepatocytes.

         Dr. John Brems, Chairman of our Scientific Advisory Board, oversees the liver transplant program at Loyola University Medical Center, Chicago, Illinois and has established an artificial liver research program focusing on our liver technology. The Scientific Advisory Board consists of experts who are able to give us guidance and counsel on scientific and medical matters. Scientific Advisory Board members also include Dr. Donald Cramer, DVM, and Ph.D., director of Transplantation Research at Children's Hospital in Los Angeles; Dr. David Van Thiel, MD and Director of Liver Transplantation at Loyola; Dr. Amy Friedman, MD, Chief, Liver Transplantation, Yale-New Haven Hospital and Dr. Alessandra Colantoni, Research Associate, Liver Transplant Service, Loyola University.

         In fiscal year 2001, our research and development costs were $297,424. Research and development costs during fiscal year 2000 were $184,672.


MultiCell Technologies, Inc.

         MultiCell, which was founded in 1995 and which we acquired in September 2001, is dedicated to the development and commercialization of hepatic cells and cell lines for use in diagnostic and therapeutic products. MultiCell's technology is demonstrated in its initial product, the HepLiu cell line, which was developed in 1998. Originally derived from primary porcine hepatocytes, the HepLiu immortalized or cloned cell line retains its primary functionality without becoming prone to the development of tumors or other irregularities. It remains appropriate for clinical use and can be expanded into working (product supply) and master (storage) cell banks.

         The HepLiu porcine and human cell lines offer the following advantages:

         o HepLiu cells offer reproducibility, unlike primary cells which must be isolated from animal or human organs and often have significant donor-to-donor variability and contamination.

         o They do not require special culture techniques, equipment or special surface modifications.

         o HepLiu cells require fewer supplements for their culture media than competitive techniques. Consequently, the technology to grow these cells is less costly and is subject to a simplified regulatory approval process.

         HepLiu cells are targeted for use in LADs and have reduced the need for continuous procurement and quality testing of primary cells from whole livers. As such, we believe that these cell lines have cost and quality control advantages over primary cell sources. In addition, we believe that the ability to grow cells either directly in a LAD or in a large scale bio-reactor will provide functional, regulatory and marketing advantages to cell users. For example, immunologically modified cells may be used to "seed" a damaged liver using cellular transplantation. Such transplants could repopulate the liver with functional tissue and eliminate the need for whole organ transplantation or chronic extracorporeal treatment.

         Currently, LAD function depends upon primary porcine hepatocytes isolated as a result of a complex process involving separation of cell types from the whole organ. The use of primary cells has a number of challenges (such as cost, quantity, storage, cleanliness and diet of animals to be sacrificed) that potentially limits scale-up from the current preclinical and clinical phases to large scale commercialization. MultiCell's technology has provided a functional porcine hepatocyte cell line that is created by means of culturing and cloning processes. Working in conjunction with selected partners in the development and commercialization of LADs, we believe that MultiCell's initial product will enable the "industry leaders" of LADs to introduce a viable product for FDA review and to adequately meet market demand.

         Although porcine cells are sufficient for short-term treatment of liver failure, prolonged or chronic external or internal use where porcine proteins are undesirable requires a cell less likely to cause an immune system reaction. Supported by federal grants, MultiCell has developed a series of human hepatic cell clones with applications for testing of pharmaceuticals, cell transplantation and chronic treatment of liver failure. MultiCell's cell lines will be used to create cell culture-based products to test the toxicity of compounds whose bioactivity or toxicity is currently observable only after being processed by the liver as well as to test and screen new pharmaceutical compounds which must currently be tested using costly animal models, which are often poor predictors of actual clinical outcomes.

         Product Focus
         -------------

         MultiCell has chosen to focus on the development of cell lines for:


         LADs .
         -----

         LADs are for the most part based on primary porcine hepatocytes. The quality control, cost and supply issues make the use of primary tissue both inconsistent in its performance and expensive to commercialize.


         Cell Transplantation.
         --------------------

         Cells for cellular transplantation will aid liver function anomalies or replace selected whole organ transplantation. These cells will need to be modified so as not to cause an immune reaction from the recipient.


         In vitro Toxicology Testing.
         ---------------------------

         A number of substances which prove to be toxic to humans and animals are actually less toxic or non-toxic until their chemical structure is converted or processed by the liver. In the process of "cleaning" the foreign substance these compounds become either toxic to the liver or systemically toxic. The ability to test such compounds has historically been limited to extrapolating live animal experimental data to potential effects on humans. This extrapolation is often difficult and inaccurate. MultiCell can produce living functional human liver cells, which will provide the ability to test or screen potential poisons with significantly greater accuracy.

         New Drug Screening - Pharmaceutical in vitro Testing
         ----------------------------------------------------

         Driven by industry need, commercial interest in well-defined, mammalian liver cells in long-term cultures has increased in the past 10 years. The prediction of the metabolic processes associated with the response of humans under a new therapeutic treatment is usually based upon the administration of the drug in question to an animal model. Extrapolation of these results to humans is questionable since there are significant well-known quantitative and qualitative species-to-species deficiencies in the response of hepatocytes to drugs. If a truly predictive in-vitro test were available, it would be used both to help screen drug candidates and, following the identification of lead drug compounds, as an informational means to analyze a drug structure/activity relationship for better design of drugs with reduced toxicity.

         In 1997, MultiCell was awarded a Rhode Island state grant to explore the potential commercial use of HepLiu cells. In 1998, MultiCell further supplemented its funding by obtaining a $1.4 million federal grant to expand its research and development efforts to characterize or define its novel human cell lines for liver support therapies. This grant expired on December 31, 2000. MultiCell has also received grants from the National Institutes of Health for research on the HepLiu cell line. Corporate sponsored contract research as well as federal Small Business Innovative Research awards have allowed MultiCell to continue the growth and development of engineered liver cell lines. As of July, 2001, all of these grants have expired. MultiCell plans to pursue additional grant opportunities. In fiscal year 2001, MultiCell spent $551,021 on research and development and in fiscal year 2000, MultiCell spent $835,955 on research and development.


Market

         Based on projected liver failure rates of the estimated 1.2 million carriers of Hepatitis B virus and the estimated 4 million carriers of HCV in the United States, we believe that the potential market for artificial liver support will be approximately $100 million annually in the United States.

         Based on current transplant levels and product cost estimates provided by LAD manufacturers, the existing short-term applications serviced by cadaveric organs represent a $30 to $45 million market in the United States. A similar market is estimated for Europe. With the ability to provide long-term treatment, the United States and European market opportunity is estimated by the periodical "Medical Device Industry" to approach $1 billion. Japan is undefined as yet due to religious taboos associated with organ transplantation; however, it is believed that cell line use may provide an alternative to the currently unacceptable practice of whole organ transplantation for the Japanese healthcare industry.


Competition

         We are engaged in businesses characterized by extensive research efforts, rapid technological change, and intense competition. Competitors of ours are as follows:

         Circe Biomedical (previously a wholly owned W.R. Grace subsidiary) had a device using porcine primary cells in Phase III clinical studies. These studies have been halted as results proved statistically insignificant. The future of the company is not known at this time.

         HemoTherapies, Inc. (formerly Hemocleanse), has a filtration device, which has been granted FDA approval for liver dialysis. The company has recently declared bankruptcy and has not emerged with a reorganization plan as of yet.

         VitaGen (formerly Hepatix) is currently running Phase I/II clinical trials with its ELAD device, which uses cloned human liver cells. The limited functionality of these cells along with their potential tumor producing tendencies is expected to obstruct the commercialization of their device.

         In Europe, Braun Inc. has demonstrated interest in supporting the development of a complicated and sophisticated hollow fiber device, which has already been used to treat two patients.

         To our knowledge, there is no approved affordable mass produced live-cell artificial liver device currently available on the world market. Our device is intended to closely replicate human liver functions and not just to function as a blood-cleaning device. We believe that the differences in design between existing products and the Sybiol device will result in the Sybiol device achieving commercial success that will ultimately benefit our stockholders.


Commercialization

         Upon completion of the human clinical trial for the Sybiol Bio-synthetic liver device, Xenogenics plans to partner with a major corporation to commercialize the technology. Xenogenics will most likely seek a partner with experience in the renal dialysis market. Since the greatest opportunity for potential sales of the Sybiol Bio-synthetic liver device lies with the market for patients with chronic liver disease, a company already possessing facilities for outpatient treatment would be the logical partner for Xenogenics. The initial focus will most likely be a company based in the United States, since reimbursement for treatment will be easier to obtain. The Pacific Rim will be an important market to penetrate, however, because of its significant incidence of hepatitis.

         MultiCell seeks to achieve its goal of commercialization of cell lines by collaborating with leading LAD manufacturers, pharmaceutical companies and testing/diagnostic companies through corporate and marketing agreements and licensing agreements. Notwithstanding this strategy, MultiCell intends to maintain its development focus while diversifying its commercialization risk by establishing select evaluation/development agreements with LAD manufacturers and pharmaceutical companies. Since there are no regulatory barriers for laboratory use of immortalized or cloned cells, the pharmaceutical industry presents the most immediate opportunity for continued development of MultiCell's cell lines.

         MultiCell's initial strategy of establishing marketing partnerships for the sales and distribution of its products can be segmented into three distinct areas:

         1. Short term ex-vivo LADs using MultiCell's porcine hepatocyte cell line.
         2. Long term ex-vivo LADs using MultiCell's human hepatocyte cell line.
         3. Cell cultures and co-cultures for toxicity testing and screening of new drug candidates.

MultiCell Technological Development Strategy

 Current
 Priority        Product Opportunity    Commercialization Approach           Competition
 --------------- ---------------------- ------------------------------------ --------------------------------------
 1               Toxicology/            |X|      License cell banks to       |X|      Currently slow and
                 Pharmaceutical Test             drug companies to enable             expensive in-vivo animal testing
                 Kits                            in-house screening          |X|      Animal cell-based studies
                                        |X|      Partnership with                     which do not reflect in-vivo
                                                 diagnostic labs                      hepatic conversion in humans
                                        |X|      Manufacture and
                                                 distribute test kits
 --------------- ---------------------- ------------------------------------ --------------------------------------
 2               Therapeutic Proteins   |X|      License to  pharmaceutical  |X|      Minimal
                                                 companies
                                        |X|      Manufacture in-house
 --------------- ---------------------- ------------------------------------ --------------------------------------
 3               Extracorporeal  Liver  |X|      Partnership with LAD        |X|      To date no competitors have
                 Support                         manufacturers                        been able to successfully
                                        |X|      Enable device technology             treat chronic liver disease
                                                 for cell sales and                   patients
                                                 royalty structure
 --------------- ---------------------- ------------------------------------ --------------------------------------
 4               Cell Transplantation   |X|      Form alliance with          |X|      Minimal clinical experience
                 (Stem/ immortalized)            encapsulation and                    to date
                                                 immunomodulation            |X|      Successful animal studies
                                                 companies
 --------------- ---------------------- ------------------------------------ --------------------------------------


Patents and Proprietary Technology

         Any proprietary protection that we can obtain and maintain will be important to our proposed business. A patent application is presently pending under the Patent Cooperation Treaty in 15 countries, including the United States on the process utilized by the Sybiol Bio-synthetic liver device. The Sybiol trademark is registered in the United States Patent and Trademark Office, number 2,048,080.

         MultiCell has an exclusive, long-term license agreement with Rhode Island Hospital for use of the following patents owned by the Hospital related to liver cell lines and LADs:

         US Patent #6,017,760, Isolation and Culture of Porcine Hepatocytes, expires January 25, 2017;
         US Patent  #6,107,043,  Immortalized  Hepatocytes,  expires  August 22,
         2017;
         US Patent #5,043,260, Perfusion Device for Hepatocytes, expires August 27, 2008; and
         US Patent #4,795,459, Implantable Prosthetic Device (Endothelial) expires January 3, 2006.

         This agreement remains in effect as long as MultiCell pays the annual license maintenance fees as follows:

                      Date                      Amount
                  ------------                 -------
                  July 1, 2002                 $50,000
                  July 1, 2003                  50,000
                  July 1, 2004                  75,000

         Each of the license maintenance fees specified above, may, at the option of MultiCell, be reduced to $10,000 if during the calendar year prior to the date of any such payment, MultiCell satisfies the specific due diligence requirements specified for such calendar year. MultiCell has satisfied the due diligence requirements for the calendar year preceding the July 1, 2001 payment date.

         The original agreement required payment of royalties on licensed products sold and milestone payments within 15 days of the initial occurrence of significant milestones. These payments would have totaled $550,000. As the development focus changed, these milestones have become invalid. Rhode Island Hospital has agreed to new terms as follows: MultiCell shall pay Rhode Island
Hospital a royalty of 5% of net sales on all products derived utilizing the patents until Rhode Island Hospital has been paid an aggregate of $550,000. Thereafter, the royalty payment will be 2% for the remaining life of the patents. MultiCell is responsible for all expenses related to prosecution and maintenance of the licensed patents.


Need For Government Approval

         Some of our products will be subject to regulation in the United States by the FDA and by comparable regulatory authorities in foreign jurisdictions. The Sybiol Bio-synthetic liver device will be classified as a "biologic" regulated under the Public Health Service Act and the Food, Drug and Cosmetic Act. The use of HepLiu cells for this application will also be regulated by the FDA. Development of a therapeutic product for human use is a multi-step process. First, animal and in vitro testing must establish the potential safety and efficacy of the experimental product for a given disease. Once the product is found to be reasonably safe and potentially efficacious in animals, suggesting that human testing would be appropriate, an Investigational New Drug ("IND") application is submitted to the FDA. FDA approval, which may in some circumstances involve substantial delays, is necessary before commencing clinical investigations.

         Clinical investigations typically involve three phases. Phase I is conducted to evaluate the safety of the experimental product in humans, and if possible, to obtain early evidence of effectiveness. Phase I studies also evaluate various routes, dosages and schedules of product administration. The demonstration of therapeutic benefit is not required in order to complete Phase I successfully. If acceptable product safety is demonstrated, the Phase II studies are initiated. The Phase II trials are designed to evaluate the effectiveness of the product in the treatment of a given disease and, typically, are well controlled, closely monitored studies in a relatively small number of patients. The optimal routes and schedules of administration are determined in these studies.

         As Phase II trials are successfully completed, Phase III studies will be commenced. Phase III studies are expanded controlled and uncontrolled trials which are intended to gather additional information about safety and efficacy in order to evaluate the overall risk/benefit relationship of the experimental product and provide an adequate basis for physician labeling. These studies also may compare the safety and efficacy of the experimental device with currently available products. While it is not possible to estimate the amount of time that will be required to complete Phase I, II and III studies, this process often lasts several years.

         Following the successful completion of these clinical investigations, the preclinical and clinical evidence that has been accumulated is submitted to the FDA as part of a product license application ("PLA"). Approval of the PLA or IND is necessary before a company may market the product. The approval process can be very lengthy and depends upon the time it takes to review the submitted data and the FDA's comments on the application, and the time required to provide satisfactory answers or additional clinical data when requested.

         In addition to the regulatory framework for product approvals, we are subject to regulation under state and federal law, including requirements regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and may be subject to other present and possible future local, state, federal and foreign regulation, including future regulation of the biotechnology field.

         We have not yet begun human clinical trials for the Sybiol Bio-synthetic liver device. We intend to begin such trials by the end of 2003 upon completion of the redesign and validation of the device. Before human studies may begin, the cells provided for the system by MultiCell will be subjected to the same scrutiny as the Sybiol device. MultiCell will need to demonstrate sufficient process controls to meet strict standards for a complex medical system. This means the cell production facility will need to meet the same standards as those pertaining to a pharmaceutical company for example.

Employees

         Currently, we have a total of four full-time employees and one part-time employee. Our subsidiary, Xenogenics, has one full-time employee and our subsidiary, MultiCell, has nine full-time employees. In addition, we use consultants, independent contractors, directors and Scientific Advisory Board members when needed, all of whom are compensated with stock or stock options. We currently lack the personnel that will be necessary for our expected growth. Competition for such personnel is intense and we may not be able to successfully attract, assimilate, or retain sufficiently qualified personnel. In order to attract qualified personnel, we may be required to offer incentives such as stock options, stock awards or other additional non-cash compensation. Our future success will depend on our ability to attract and retain qualified personnel. None of our employees is represented by a labor union and we consider our employee relations to be satisfactory.


                         MANAGEMENT'S PLAN OF OPERATION

         Exten Industries, through its subsidiaries Xenogenics and MultiCell Technologies, is dedicated to providing solutions to the medical community for some of its most pressing needs. These solutions include improved treatment options for chronic liver disease, better research tools for the pharmaceutical industry, naturally derived complex proteins for chronic and acute therapies, and stem cells for cellular transplantation. We believe our patents and proprietary technologies strongly position us for market success. However, improving the quality of life of patients and participating in their therapy ultimately drives us to succeed.

         We acquired MultiCell Associates, Inc. of Warwick, RI, subsequently renamed MultiCell Technologies, Inc. in September 2001. They will continue to operate as a subsidiary in Rhode Island. MultiCell has been a research company existing on government and private grants. Its main source of revenue, a National Institute of Standards and Technology grant, expired on December 31, 2000. From that time until our acquisition, MultiCell existed through private contract revenues and was not pursuing additional government contracts. This affected year to year revenues. Now that the acquisition has been concluded, we will begin pursuing new government grants to continue many of our research efforts, however the focus of our company is to commercialize some of our products as quickly as possible.

         MultiCell has developed a unique immortalized human liver cell line and has redesigned the Xenogenics Sybiol liver assist device to optimize the interface between this cell line and the proprietary device. This cell line, when used in the Sybiol device, is expected to eliminate variability in patient treatment and limit the risks associated with primary or porcine hepatocytes. The proper combination of cells and device have been lacking in prior attempts to address this market. We believe that the control of both the immortalized cell line and the liver assist device offer the best opportunity for successful introduction of a product.

         These immortalized cells also offer pharmaceutical companies the potential for a consistent source of human liver cells for drug discovery, toxicology testing and pharmacokinetic studies. Today, these companies must rely on an inconsistent supply of human liver cells obtained from donated organs that cannot be transplanted or rat liver cells. These options place severe limitations on research. On November 1, 2001, MultiCell entered into a collaborative research agreement with Pfizer, Inc., pursuant to which Pfizer has agreed to pay $724,500 to validate the efficacy of MultiCell's immortalized liver cells in four different experimental models. These cells, if effective, could replace the current hepatocytes used by Pfizer as well as other pharmaceutical companies. We will focus on introducing these immortalized cells to domestic and international pharmaceutical companies with the objective of becoming an industry standard for research. It is important to realize that since these cells will only be used within the lab for research, no FDA approval is necessary for commercialization.

         Additionally, MultiCell has begun research projects related to adult liver stem cells and naturally occurring liver cell derived proteins. These areas, while longer range research projects, offer extraordinary opportunities. Potentially, therapeutic products, requiring FDA approvals, could be developed. Due to their ability to replicate, stem cells offer great promise in the treatment of genetic and acquired chronic liver diseases. We are focusing exclusively on adult stem cells which naturally exist in everyone and avoid the issues associated with fetal and embryonic stem cells. Hepatocytes are the most biochemically active cells in the body. They naturally create simple as well as complex proteins that are essential to everyone's health and function. Certain complex proteins, if acquired from natural sources such as cells in culture, would be very desirable. We plan to continue our research into culturing certain complex proteins for therapeutic uses. We plan to develop data for both of these areas so as to be able to pursue partnerships with pharmaceutical companies for the final development and the sales and distribution of the products.

         Research continues in our Xenogenics subsidiary on the Sybiol Synthetic Bioartificial Liver Device. We are at a point where data must be developed to validate the efficacy of the redesigned system in conjunction with the MultiCell liver cells. Our plan is to conclude this study as quickly as possible and present the data to large pharmaceutical and medical device companies with the intention to collaborate with an enterprise for future product development. A plan to move the product through human clinical trials will be presented to the FDA for approval at that time.

         We believe that we have a very strong Scientific Advisory Board. Dr. John Brems, Chairman of the Advisory Board, oversees Loyola University's liver transplant program and has been intimately involved with our Company's technology. He has recruited a team of many of the world's foremost liver doctors and scientists. Scientific Advisory Board members include Sangeeta Bhatia, MD, PhD., Assistant Professor of Bioengineering at University of California San Diego in La Jolla, CA; Dr. Donald Cramer, BS, DVM, Ph.D., Director of Transplantation Research at Children's Hospital in Los Angeles; Dr. David Van Thiel, MD, Director of Liver Transplantation at Loyola; Amy Friedman, MD, Chief, Liver Transplantation, Yale-New Haven Hospital, Dr. Alessandra Colantoni, Research Associate, Liver Transplant Service, Loyola University also serves on the Scientific Advisory Board.

         We anticipate that over the next two years we will need approximately $3 million to complete development of certain products from MultiCell and to begin clinical trials on other products, and $1 million for working capital and general corporate purposes. Some portion of this funding could come from successful commercialization of the MultiCell products. We will increase our administrative resources to support the hiring of an estimated 6 additional employees that will enable us to expand our research and product development capacity. We intend to expand our product offering by completing ongoing development projects and by opportunistically acquiring or merging with companies that generate revenues and using such profits to cover our operating needs, selling shares of our common stock to investors, and continuing to use our common stock to pay for consulting and professional services.

         We also anticipate the need for additional financing in the future in order to fund continued research and development, proceed with clinical trials and to respond to competitive pressures. We believe that our future cash requirements may be fulfilled by product sales, the sale of additional equity securities, debt financing and/or the sale or licensing of our technology. We cannot guarantee, however, that any future funds required will be generated from operations or from the aforementioned or other potential sources. We do not have any binding commitment with regard to future financing. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance products and services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.

         We had signed a Letters of Intent to acquire Lexicor Medical Technologies Inc. of Boulder CO. and MediQuip International and Sterling Medical Technologies, Inc. of Dallas, Texas during the 2001 fiscal year. After performing extensive due diligence, we concluded that neither of these transactions could be completed under the originally proposed terms. Consequently, both of these transactions have been terminated by us.

         During Fiscal 2000 and 2001, our Company continued to control costs. We continue to effect transactions that reduce our liabilities and cash requirements while we continue to raise capital. We continue to pay directors fees, consulting fees, and in some cases, legal fees through the issuance of our Company's Common Stock with the subsequent registration of the shares so issued on Form S-8. Our Company has been forced to take these steps to conserve cash. We expanded the depth and quality of our management team with the addition of a Vice President of Operations for the corporation. This is an important addition as our corporate president also acts as the president of Xenogenics and the CEO of MultiCell.


Research Agreements

         Loyola University Medical Center. Preclinical research on the efficacy of the Sybiol device was being conducted at Loyola University Medical Center, Chicago, IL but was halted pending work on a new generation device with MultiCell and other entities. The team of bioartificial liver researchers including John Brems, MD, FACS, Chairman of Xenogenics' Scientific Advisory Board, James Filkins, Ph.D., and Professor David Van Thiel, MD, FACP, also Xenogenics Scientific Advisory Board members and noted hepatological experts at Loyola will again be chosen to conduct research when the device improvement is completed.

         Pfizer, Inc. On November 1, 2001, MultiCell entered into a collaborative research agreement with Pfizer, Inc., pursuant to which Pfizer has agreed to pay $724,500 to validate the efficacy of MultiCell's immortalized hepatic cells in four different experimental models. These cells, if effective, could replace the current hepatocytes used by Pfizer.


                                NOTES RECEIVABLE

         As of November 30, 2000, in connection with a letter of intent to purchase the outstanding common stock of Lexicor Medical Technology (Lexicor), the Company advanced a total of $600,000 for a note receivable to Lexicor and received 83,333 common stock warrants. The Company allocated $17,500 to the warrants resulting in a discount on the note. The warrants entitle the Company to purchase up to 83,333 shares of Lexicor's common stock. The note has a stated interest rate of 10% per annum. Principle and interest was due and payable on May 31, 2001; however, according to its terms the note was automatically extended with principle and interest due January 2, 2005. As of November 30, 2001, the Company discounted this long-term note receivable and provided a valuation allowance to reduce the note for a total of $400,000. In the event of default, Lexicor must issue common shares to the Company equal to 51 percent of the issued and outstanding shares of Lexicor. Unpaid principal and accrued interest on this note receivable may be converted at any time until maturity into Lexicor common stock at a share price of $6.00.

         As of April 17, 2001, in connection with a letter of intent to purchase Armstrong Industries, Inc., the Company advanced $15,000 to Armstrong. The note is due May 1, 2002. Interest is due from June 1, 2001 on the unpaid principal at the rate of 12% per annum.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Effective May 1, 2001, our board of directors approved the engagement of Swenson Advisors, LLP, as our independent certified public accountants to audit our financial statements for the fiscal year ended November 30, 2001. Hutchinson and Bloodgood, LLP (formerly Logan, Throop & Co., LLP) was the independent certifying accountant previously engaged to audit our financial statements for the fiscal years ended November 30, 2000 and 1999. On April 27, 2001, we notified Hutchinson and Bloodgood, LLP of their dismissal. The audit reports provided by Hutchinson and Bloodgood, LLP do not contain any adverse opinions or disclaimers of opinion nor were they modified as to audit scope or accounting principles; however, the audit reports for such periods do contain going concern qualifications. There have been no disagreements between us and Hutchinson and Bloodgood, LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures. There were no "reportable events" (as such term is defined in Item 304 of Regulation S-B) that occurred within our two most recent fiscal years.


                                   PROPERTIES

         Our principal executive office is located at 425 W. 5th Avenue, Suite 201, Escondido, California. We lease approximately 2000 square feet of office space for a monthly rent of $2,700. During fiscal year 2001, we provided Xenogenics with offices and clerical services. All of Xenogenic's research and development work is outsourced as discussed elsewhere in this document.

         MultiCell maintains both a Warwick, Rhode Island facility (dedicated to controlled development and manufacture of human cells and cell lines) and a Providence, Rhode Island facility (to maintain its animal cell lines). The lease for MultiCell's main office and research facility in Warwick requires aggregate monthly payments of $2,797 and expire on February 28, 2002. Thereafter, the lease continues on a month to month basis. MultiCell has a lease agreement with Rhode Island Hospital for use of laboratory facilities and equipment located in Providence, requiring monthly payments of $4,200, which expired on December 31, 2001 and continues on a month to month basis until written notice is given. We are currently reviewing potential new sites to consolidate our operations and allow for our planned growth over the next few years.

         We own 202 undeveloped lots in the Grand Canyon development in Valle, Arizona, approximately 70 miles south of the Grand Canyon, which were acquired by prior management as a tangible asset. We are currently in arrears on back taxes and interest on this land. A tax sale for back taxes is pending and we have been unable to obtain a current appraisal of the fair market value of the land. We currently have no policy of further acquisition of land for capital gain or income.


                             MARKET FOR COMMON STOCK

         Our common stock is traded on the OTC Bulletin Board under the symbol "EXTI." Our stock is considered penny stock and is, therefore, subject to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990. Penny stock is defined as any equity security not traded on a national stock exchange or quoted  on  NASDAQ  that  has a market  price  of less  than  $5.00  per  share.
Additional disclosure is required in connection with any trades involving a stock defined as a penny stock (subject to certain exceptions), including the delivery, prior to any such transaction, of a disclosure schedule explaining the penny stock market and the associated risks. Broker-dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

         The table set forth below presents the high and low bid prices of our common stock for the periods indicated based on information provided by the OTC Bulletin Board. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

             Trading Period                         High            Low
   ------------------------------------            ------          -----

   December 1, 1999 - February 29, 2000            $1.26           $.03
   March 1, 2000 - May 31, 2000                      .94            .19
   June 1, 2000 - August 30, 2000                    .34            .14
   September 1, 2000 - November 30, 2000             .24            .12
   December 1, 2000 - February 28, 2001              .19            .10
   March 1, 2001 - May 31, 2001                      .19            .10
   June 2, 2001 -August 31, 2001                     .16            .09
   September 1, 2001 - November 30, 2001             .16            .09

         On March 5, 2002, the last reported bid price of our common stock was $0.085.


Holders

         As of the date of this prospectus, there were approximately 6,500 holders of record of our common stock.


Dividend Policy

         We did not declare or pay any dividends on our capital stock for fiscal years 2001, 2000, and 1999 and we do not expect to pay any cash dividends for the foreseeable future. The payment of cash dividends, if any, in the future will be at the sole discretion of our board of directors.


                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Jeffers, Shaff & Falk, LLP, Irvine, California.

                                     EXPERTS

         Our financial statements at November 30, 2001 and November 30, 2000 included in this registration statement have been audited by Swenson Advisors, LLP, and Hutchinson and Bloodgood, LLP (formerly Logan, Throop & Co., LLP), respectively, independent certified public accountants, to the extent and for the period set forth in their reports, which include explanatory paragraphs regarding our ability to continue as a going concern, as described elsewhere herein, and are included herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         We have filed with the Commission a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Exten and our common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the Commission's public reference room located at 450 Fifth Street N.W., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings with the Commission are also available to the public from the Commission's website at http://www.sec.gov.

         We are also subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information are available for inspection and copying at the Commission's public reference rooms and the website of the Commission referred to above.

                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants                                 F-2
Independent Auditors' Report                                      F-3
Consolidated Balance Sheets                                       F-4
Consolidated Statements of Operations                             F-6
Consolidated Statements of Stockholders' Equity                   F-7
Consolidated Statements of Cash Flows                            F-10
Notes to Financial Statements                                    F-12





                                      -F1-

                             EXTEN INDUSTRIES, INC.


REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Stockholders
Exten Industries, Inc.


We have audited the accompanying consolidated balance sheet of Exten Industries, Inc. (a Delaware corporation), and subsidiaries as of November 30, 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended November 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exten Industries, Inc. and its subsidiaries as of November 30, 2001, and the results of their operations and their cash flows for the year ended November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has significant net losses, negative working capital, serious liquidity concerns and is in default on certain notes payable. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company may not be able to acquire adequate funding for its continued operations. The consolidated financial statements do not include any adjustments as to the recoverability and classification of assets and liabilities that might result should the Company be unable to continue as a going concern.

The consolidated financial statements of Exten Industries, Inc. as of November 30, 2000, were audited by other auditors whose report dated February 1, 2001, and included in this Form 10-KSB, on those statements included an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern.


/s/SWENSON ADVISORS, LLP


San Diego, California
February 25, 2002, except for Note 14 which is as of March 20, 2002


                                      -F2-

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Exten Industries, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheet of Exten Industries, Inc. and Subsidiary (a development stage company) as of November 30, 2000, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exten Industries, Inc. and Subsidiary as of November 30, 2000, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has sustained recurring losses and negative cash flows for several years and had a stockholders' capital deficiency as of November 30, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts and classification of liabilities that might result from the outcome of this uncertainty.



/s/Hutchinson and Bloodgood, LLP
San Diego, California
February 1, 2001




                                      -F3-

                     Exten Industries, Inc. and Subsidiary
                         (A Development Stage Company)
                           Consolidated Balance Sheets
                           November 30, 2001 and 2000

                                                    2001             2000
                                                ------------     ------------
                      ASSETS
Current assets:
     Cash and cash equivalents                  $    367,864     $    539,103
     Accounts receivable                              40,000             -
     Current portion of notes receivable              15,000          132,500
     Other current assets                             83,528           50,000
                                                ------------     ------------
Total current assets                                 506,392          721,603
                                                ------------     ------------

Property and equipment, net                          174,659            1,222

Other assets:
     License agreement                             2,406,593             -
     Notes receivable, net                           200,000             -
     Other assets                                     88,540           93,805
                                                ------------     ------------
Total other assets                                 2,695,133           93,805
                                                ------------     ------------

Total Assets                                    $  3,376,184     $    816,630
                                                ============     ============

              See accompanying notes to the financial statements


                                     - F4 -

                     Exten Industries, Inc. and Subsidiary
                         (A Development Stage Company)
                          Consolidated Balance Sheets
                          November 30, 2001 and 2000

                                                    2001             2000
                                                ------------     ------------
 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Accounts payable and accrued expenses      $    353,007     $    157,627
     Current portion of notes payable                 79,500          509,460
     Deferred income                                 417,125             -
     Other current liabilities                        11,552             -
                                                ------------     ------------
Total current liabilities                            861,184          667,087
                                                ------------     ------------

Other liabilities:
     Notes payable, net                              832,713             -
     Other liabilites                                 36,349             -
                                                ------------     ------------
Total other liabilities                              869,062             -
                                                ------------     ------------

Total liabilities                                  1,730,246          667,087

Minority interest                                    159,591          158,581

Commitments and contingent liabilities

Stockholders' equity (deficit):
     Common stock, $.01 par value: 200,000,000
          shares authorized, 97,629,444 and
          73,586,502 shares issued and
          outstanding at November 30, 2001
          and 2000, respectively                     976,294          735,865
     Additional paid-in capital                   14,269,569       11,409,980
     Stock subscriptions receivable                  (85,000)         (81,500)
     Deferred compensation costs                      (8,250)         (16,500)
     Deficit accumulated prior to the
          development stage                      (10,084,284)     (10,084,284)
     Deficit accumulated during the
          development stage                       (3,581,982)      (1,972,599)
                                                ------------     ------------
Total stockholders' equity (deficit)               1,486,347           (9,038)
                                                ------------     ------------

Total Liabilities and Stockholders'
     Equity (Deficit)                           $  3,376,184     $    816,630
                                                ============     ============

              See accompanying notes to the financial statements

                                     - F5 -

                     Exten Industries, Inc. and Subsidiary
                         (A Development Stage Company)
                     Consolidated Statements of Operations
                 For the Years Ended November 30, 2001 and 2000

                                                                        February 28, 1997
                                                                          (Inception) to
                                                                           November 30,
                                                 2001           2000           2001
                                             ------------   ------------   ------------
Revenue                                      $    113,327   $       -      $    113,327
                                             ------------   ------------   ------------
Operating expenses:
     General and administrative                 1,425,628        559,796      3,332,399
     Research and development                     297,424        184,672        654,345
     Depreciation and amortization expense         33,005            389         57,419
                                             ------------   ------------   ------------

Total operating expenses                        1,756,057        744,857      4,044,163
                                             ------------   ------------   ------------

Operating loss                                 (1,642,730)      (744,857)    (3,930,836)

Other income (expense):
     Interest expense                             (93,588)       (21,258)      (213,354)
     Discount on note receivable                  (95,000)          -           (95,000)
     Interest income                               79,262         12,327         91,589
     Discount on note payable                     (25,163)          -           (25,163)
     Minority interest in loss of subsidiary      169,686        113,110        291,398
                                             ------------   ------------   ------------

Other income                                       35,197        104,179         49,470

Net loss before extraordinary item             (1,607,533)      (640,678)    (3,881,366)
                                             ------------   ------------   ------------

Net gain on extinguishment of debt                   -              -           302,380

Net loss before income tax provision           (1,607,533)      (640,678)    (3,578,986)

Income tax provision                                1,850           -             1,850
                                             ------------   ------------   ------------

Net loss                                     $ (1,609,383)  $   (640,678)  $ (3,580,836)
                                             ============   ============   ============

Loss per share                               $     (0.02)   $     (0.01)
Average number of shares outstanding           81,208,211     61,125,011


              See accompanying notes to the financial statements


                                     - F6 -

                     Exten Industries, Inc. and Subsidiary
                         (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)
             From February 28, 1997 (Inception) to November 30, 2001

                                                 Series H
                                     Common     Convertible               Common                          Total        Stockholders'
                                     Stock       Preferred                 Stock         Deferred      Accumulated        Equity
                                     Shares       Shares       Amount    Subscribed    Compensation      Deficit         (Deficit)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1997
  inception of development stage   29,968,382        -      $9,207,400   $     -      $         -      $(10,084,284)  $   (876,884)

Issuance of stock for cash            120,000        -           6,000         -                -              -             6,000
Issuance of stock for services      3,798,038        -          93,949         -                -              -            93,949
Issuance of stock for settlement
  of accounts payable                 750,000        -          30,000         -                -              -            30,000
Issuance of stock to officer
  unpaid at end of year             2,500,222        -         140,040     (140,040)            -              -              -
Net loss                                 -           -            -            -                -            (4,535)        (4,535)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Balance at November 30, 1997       37,136,642        -       9,477,389     (140,040)            -       (10,088,819)      (751,470)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Issuance of stock for cash            625,000        -          25,000         -                -              -            25,000
Issuance of stock for services     10,040,027        -         511,177         -                -              -           511,177
Issuance of stock for settlement
  of accounts payable                  48,000        -           2,880         -                -              -             2,880
Issuance of stock for settlement
  of notes payable                    500,000        -          30,000         -                -              -            30,000
Effect of issuance of stock by
  subisidiary in excess of book
  value                                  -           -          49,137         -                -              -            49,137
Services provided by officer to
  extinguish receivable from sale
  of stock                               -           -            -         140,040             -              -           140,040



                                      -F7-

                      Exten Industries, Inc. and Subsidiary
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)
             From February 28, 1997 (Inception) to November 30, 2001
                                  (continued)


                                                 Series H
                                     Common     Convertible               Common                          Total        Stockholders'
                                     Stock       Preferred                 Stock         Deferred      Accumulated        Equity
                                     Shares       Shares       Amount    Subscribed    Compensation      Deficit         (Deficit)
-----------------------------------------------------------------------------------------------------------------------------------
Stock subscribed                         -           -          37,125       16,502             -              -            53,627
Net loss                                 -           -            -            -                -          (811,677)      (811,677)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Balance at November 30, 1998       48,349,669        -      10,132,708       16,502             -       (10,900,496)      (751,286)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Issuance of stock for legal
  settlement                             -         22,622      176,000         -                -              -           176,000
Issuance of stock subscribed        1,151,350        -          11,513      (11,513)            -              -              -
Effect of issuance of stock by
  subsidiary in excess of book
  value                                  -           -          91,095         -                -              -            91,095
Dividend paid to preferred
  minority shareholders                  -           -            -            -                -            (1,145)        (1,145)
Net loss                                 -           -            -            -                -          (514,564)      (514,564)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Balance at November 30, 1999       49,501,019      22,622   10,411,316        4,989             -       (11,416,205)      (999,900)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Issuance of stock subscribed             -           -           4,989       (4,989)            -              -              -
Exercise of stock options unpaid
  at year end                         837,500        -          81,500      (81,500)            -              -              -
Issuance of stock for cash          5,000,000        -          50,000         -                -              -            50,000
Exercise of stock options             800,000        -          48,000         -                -              -            48,000
Issuance of stock for services      1,994,079        -         269,639         -                -              -           269,639
Issuance of stock options to
  scientific advisory board              -           -          16,500         -             (16,500)          -              -



                                      -F8-

                      Exten Industries, Inc. and Subsidiary
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)
             From February 28, 1997 (Inception) to November 30, 2001
                                  (continued)

                                                 Series H
                                     Common     Convertible               Common                          Total        Stockholders'
                                     Stock       Preferred                 Stock         Deferred      Accumulated        Equity
                                     Shares       Shares       Amount    Subscribed    Compensation      Deficit         (Deficit)
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of stock warrants               -           -           2,112         -                -              -             2,112
Issuance of stock
  settlement of accounts payable
  and accrued expenses             10,361,435        -         491,214         -                -              -           491,214
Issuance of stock for settlement
  of officer advances               2,718,469        -          81,554         -                -              -            81,554
Issuance of stock for settlement
  of notes payable                    112,000        -           3,000         -                -              -             3,000
Effect of issuance of stock by
  subsidiary in excess of book
  value                                  -           -         686,021         -                -              -           686,021
Conversion of preferred shares
  to common                         2,262,000     (22,622)        -            -                -              -              -
Net loss                                 -           -            -            -                -          (640,678)      (640,678)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Balance at November 30, 2000       73,586,502        -      12,145,845      (81,500)         (16,500)   (12,056,883)        (9,038)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Issuance of stock for services      4,035,546        -         445,496         -               8,250           -           453,746
Issuance of stock for note payable  5,000,000        -         500,000         -                -              -           500,000
Acquisition of Multicell
      Associates                   12,083,334        -       1,450,000         -                -              -         1,450,000
Issuance of stock for cash
  and other                         2,824,062        -          94,000       11,500             -              -           105,500
Effect of issuance of stock by
  subsidiary  in excess of book
  value                                  -           -         298,572         -                -              -           298,572
Exercise of stock options             100,000        -          10,000         -                -              -            10,000
Common stock warrants issued in
  connection with borrowings             -           -         301,950         -                -              -           301,950
Note receivable from stockholder         -           -            -         (15,000)            -              -           (15,000)
Net loss                                 -           -            -            -                -        (1,609,383)    (1,609,383)
                                   ----------   ---------   ----------   ----------   --------------   ------------   ------------

Balance at November 30, 2001       97,629,444        -     $15,245,863   $  (85,000)  $       (8,250)  $(13,666,266)    $1,486,347
                                   ==========   =========   ==========   ==========   ==============   ============   ============



                                     - F9 -

                     Exten Industries, Inc. and Subsidiary
                         (A Development Stage Company)
                     Consolidated Statements of Cash Flows
                 For the Years Ended November 30, 2001 and 2000

                                                                           February 28, 1997
                                                                             (Inception) to
                                                                              November 30,
                                                    2001           2000           2001
                                                ------------   ------------   ------------
Cash flows from operating activities:
   Net loss                                     $ (1,609,383)  $   (640,678)  $ (3,580,837)
   Adjustments to reconcile net income (loss)
      to net cash provided (used) by
      operating activities:
      Depreciation and amortization                   33,005            389         57,419
      Discount of note receivable                     95,000           -            95,000
      Discount of notes payable                       25,163           -            25,163
      Valuation allowance on note receivable         305,000           -           305,000
      Common stock issued for services               445,496        269,639      1,430,044
      Note issued for compensation                      -              -            15,133
      Minority stock issued for interest                -            12,493         12,493
      Minority interest in loss from subsidiary     (169,686)      (113,110)      (291,399)
      Vesting of deferred compensation costs           8,250           -             8,250
      Gain on extinguishments of debt                   -              -          (302,380)
   Changes in assets and liabilities:
      Accounts receivable                            (40,000)          -           (40,000)
      Other current assets                           (48,258)        31,863        (81,591)
      License agreement                           (2,433,393)          -        (2,433,393)
      Other assets                                     5,265         (5,868)       (41,340)
      Accounts payable and accrued expenses          197,472         25,998        782,939
      Deferred income                                417,125           -           417,125
      Other liabilities                               36,349           -            36,349
                                                ------------   ------------   ------------
Net cash used by operating activities             (2,732,595)      (419,274)    (3,586,025)
                                                ------------   ------------   ------------

Cash flows from investing activities:
   Advances for notes receivable                    (482,500)      (150,000)      (632,500)
   Purchase of equipment                             (95,644)          (327)       (97,804)
                                                ------------   ------------   ------------
Net cash used by investing activities:              (578,144)      (150,327)      (730,304)
                                                ------------   ------------   ------------

                                      -F10-

                     Exten Industries, Inc. and Subsidiary
                         (A Development Stage Company)
                     Consolidated Statements of Cash Flows
                 For the Years Ended November 30, 2001 and 2000
                                  (continued)

                                                                           February 28, 1997
                                                                             (Inception) to
                                                                              November 30,
                                                    2001           2000           2001
                                                ------------   ------------   ------------



Cash flows from financing activities:
   Proceeds from notes payable                     1,164,000        500,000      1,904,500
   Payments of notes payable                            -            (5,000)       (55,000)
   Proceeds from sale of stock                        94,000         50,000        175,000
   Proceeds from exercised options                    10,000         48,000         58,000
   Proceeds from subscribed stock                     11,500           -            11,500
   Proceeds from sale of stock by subsidiary         410,000        500,000      1,042,395
   Purchase of Multicell Associates, Inc.          1,450,000           -         1,450,000
   Advances from officers                               -            15,476         81,554
   Dividends paid-subsidiary preferred stock            -              -            (1,145)
   Proceeds from subscriptions for purchase of
      common stock of subsidiary                        -              -            17,601
                                                ------------   ------------   ------------
Net cash provided by financing activities          3,139,500      1,108,476      4,684,405
                                                ------------   ------------   ------------

Net increase (decrease) in cash and
   cash equivalents                                 (171,239)       538,875        368,076
Cash and cash equivalents,
   beginning of year                                 539,103            228           (212)
                                                ------------   ------------   ------------
Cash and cash equivalents, end of year          $    367,864   $    539,103   $    367,864
                                                ============   ============   ============

Supplemental disclosures:
   Interest paid                                $     45,219   $     30,031   $     61,216
   Income taxes                                 $      1,600   $       -      $      1,600

Noncash transactions:
   Issuance of stock for legal settlement       $       -      $       -      $    176,000
   Issuance of common stock warrants in
      connection with borrowings                $    301,950   $       -      $    301,950
   Issuance of stock for debt                   $    500,000   $      3,000   $    673,040
   Issuance of minority stock for debt          $       -      $    444,063   $    444,063
   Settlement of officer advances for stock     $       -      $     81,554   $     81,554
   Settlement of accounts payable and
      accrued expenses for stock                $       -      $    491,214   $    524,094
   Note payable issued for accrued liabilities  $       -      $       -      $     20,000
   Note payable increased by accrued interest   $       -      $       -      $     30,518
   Stock subscribed for accrued expenses to
      be satisfied by the issuance of stock     $       -      $       -      $     18,916
   Issuance of stock warrants                   $       -      $      2,112   $      2,112
   Receipt of Lexicor stock warrants            $       -      $     17,500   $     17,500

                                     - F11 -

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000


Note 1 - Summary of Organization and Significant Accounting Policies

         Organization - Exten Industries,  Inc. is a holding company for its two
         ------------
         subsidiaries, Xenogenics Corporation and MultiCell Associates, Inc. (together the "Company"). Xenogenics was incorporated in February 1997 to focus on the research and development of SYBIOL(R)technology. At the time of Xenogenics incorporation, the Company reentered into the development stage. In September 2001, the Company purchased MultiCell Technologies, Inc. (MultiCell), which was previously named MultiCell Associates, Inc. (See Note 6). MultiCell is in the business of the development and future commercialization of hepatic cells, cell lines and associated products to be used in diagnostic and therapeutic applications.

         Basis of Consolidation - The consolidated  financial statements include
         ----------------------
         the accounts of Exten and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

         Cash and Cash  Equivalents  - The Company  considers  all  unrestricted
         --------------------------
         highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

         Fair Value of Financial  Instruments - The carrying amounts of cash and
         ------------------------------------
         cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair market value because of the short maturity of those instruments. Notes payable approximate fair value.

         Credit  Risk  -  It  is  the  Company's  practice  to  place  its  cash
         ------------
         equivalents in high quality money market securities with one major banking institution. Periodically, the Company maintains cash balances at this institution that exceed the Federal Deposit Insurance Corporation insurance limit of $100,000 per bank. The Company considers its credit risk associated with cash and cash equivalents to be minimal.

         Revenue Recognition -The Company recognizes revenue at the time service
         -------------------
         is performed on commercial contracts.

         Accounts Receivable - Accounts receivable consists primarily of amounts
         -------------------
         due under contractual agreements. All accounts receivable related to contractual agreements are collectible; accordingly, the Company recorded no allowance for doubtful accounts as of November 30, 2001.

         Property  and  Equipment - Property  and  equipment  is valued at cost.
         ------------------------
         Improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter. Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed over the term of the lease.

         Depreciation  -  Depreciation  for  equipment and furniture is provided
         ------------
         using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are depreciated using the straight-line method over the remaining life of the lease.

         Research and  Development  costs - Research and  development  costs are
         --------------------------------
         expensed as incurred.

         Income Taxes - Deferred income taxes are provided for the estimated tax
         ------------
         effects of timing differences between income for tax and financial reporting. A valuation allowance is provided against deferred tax assets, where realization is uncertain. The income tax provision is the tax payable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         Loss Per Share - The Company  computed  primary  and  diluted  loss per
         --------------
         share amounts for November 30, 2001 and 2000 pursuant to the Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share". The Company has incurred losses applicable to common stock during the years ended 2001 and 2000. The assumed effects of the exercise of outstanding stock options, warrants, and conversion of notes were anti-dilutive and, accordingly, dilutive per share amounts have not been presented in the accompanying consolidated statements of operations.



                                      -F12-

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000


         Use of Estimates - The preparation of consolidated financial statements
         ----------------
         in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Risks  and  Uncertainties  - The  Company  is  dependent  on  continued
         -------------------------
         financing from investors and obtaining new research grants to sustain the development and other activities necessary to commercialize new products. Management is seeking additional financing in order to fund its future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, such financing will be completed on commercially favorable terms, nor that such development and other activities in connection with its planned products will be successful.

         Environmental  Remediation - Environmental  expenditures that relate to
         --------------------------
         current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

         Recent  Authoritative  Pronouncements  - In June  2001,  the  Financial
         -------------------------------------
         Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141 "Business Combinations". This statement requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. The Company has applied this statement in connection with its acquisition of MultiCell (See Note 6).

         In June 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". This statement addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company will adopt SFAS No. 142, in the fiscal year ending November 30, 2002. Management is assessing the impact of this statement.

         In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement establishes the accounting model for long-lived assets to be disposed of by sale and applies to all long-lived assets, including discontinued operations. This statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The Company plans to adopt SFAS No. 144, in the fiscal year ending November 30, 2002. Management is assessing the impact of this statement.

         Reclassifications  - Certain prior year balances have been reclassified
         -----------------
         to conform to the current year presentation.

Note 2 - Going Concern

         These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has operating and liquidity concerns, has incurred an accumulated deficit of $13,666,266 through the year ended November 30, 2001, current liabilities exceeded current assets by $354,792 and as of that date is in default on certain notes payable (See Note 9). These factors, among others, create an uncertainty about the Company's ability to continue as a going concern. There can be no assurance that the Company will be able to successfully acquire the necessary capital to continue their on-going research efforts and bring it to the commercial market. Management's plans to acquire future funding include sales of its proprietary media, immortalized cells, and primary cells to the pharmaceutical industry. Additionally, the Company continues to pursue research projects, government grants and capital investment.


                                      -F13-

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000

Note 3 - Notes Receivable

         As of November 30, 2000, in connection with a letter of intent to purchase the outstanding common stock of Lexicor Medical Technology (Lexicor), the Company advanced a total of $600,000 for a note receivable to Lexicor and received 83,333 common stock warrants. The Company allocated $17,500 to the warrants resulting in a discount on the note. The warrants entitle the Company to purchase up to 83,333 shares of Lexicor's common stock. The note has a stated interest rate of 10% per annum. Principle and interest was due and payable on May 31, 2001; however, according to its terms the note was automatically extended with principle and interest due January 2, 2005. As of
         November 30, 2001, the Company discounted this long-term note receivable and provided a valuation allowance to reduce the note for a total of $400,000. In the event of default, Lexicor must issue common shares to the Company equal to 51 percent of the issued and outstanding shares of Lexicor. Unpaid principal and accrued interest on this note receivable may be converted at any time until maturity into Lexicor common stock at a share price of $6.00.

         On April 17, 2001, in connection with a letter of intent to purchase the outstanding common stock of Armstrong Industries, Inc., the Company advanced $15,000 for a note receivable. The note has a stated interest rate of 12% per annum beginning June 1, 2001. Principle and interest are due and payable on May 1, 2002.

         Notes receivable for November 30, 2001 and 2000 are as follows:

                                                       2001            2000
                                                       ----            ----
         Notes receivable                           $ 615,000       $ 132,500
         Less: discounts to net present value         (95,000)             -
         Less: valuation allowance                   (305,000)             -
                                                     ---------      ----------
         Net notes receivable                         215,000         132,500
         Less: current portion                        (15,000)       (132,500)
                                                    ----------      ----------
                                                    $ 200,000       $      -
                                                    ==========      ==========


Note 4- Property and Equipment

         Property and equipment is valued at cost, less accumulated depreciation is as follows:

                                                     2001        2000
                                                   --------    --------
      Lab equipment                                $189,118       $  -
      Furniture and fixtures                         29,330          -
      Equipment                                       4,459       2,161
      Leasehold improvements                         40,995          -
                                                   --------    --------
                                                    263,902       2,161
      Less: Accumulated depreciation                 89,243         939
                                                   --------    --------
      Property and equipment, net                  $174,659    $  1,222
                                                   ========    ========

         Depreciation expense totaled $6,205 in 2001 and $389 in 2000.

Note 5 - Real Estate Held for Sale

         The Company owns a parcel of undeveloped land near the Grand Canyon. The land was originally purchased in February 1992 for $1,654,000. During the fiscal year ended November 30, 1995, the Company tested the land for impairment and expensed all but the remaining fair market value of $47,200. The Company is currently in arrears on property taxes and interest in the amount of $47,200. A tax sale for property taxes is pending and as management has been unable to obtain an appraisal of the fair market value of the land, no decision has been made as to whether to pay the taxes in arrears. Real estate held for sale is included in other assets and unpaid property taxes are included in accrued expenses.


                                      -F14-

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000


Note 6 - Acquisition of MultiCell Associates, Inc.

         On September 13, 2001, Exten Industries acquired all the capital stock of MultiCell Associates, Inc., which was later renamed MultiCell
         Technologies, Inc., in September 2001, for $2,200,000, of which $750,000 was paid in cash and the remaining $1,450,000 was paid by the issuance of 12,083,334 shares of Exten Industries common stock.
         MultiCell is in the business of the development and future commercialization of hepatic cells, cell lines and associated products to be used in diagnostic and therapeutic applications. The Company accounted for the acquisition in accordance with SFAS No. 141 "Business Combinations".

         The following table summarizes the estimated fair values of the assets and liabilities assumed at September 13, 2001:

        Current assets                       $   168,436
        Property and equipment                   176,186
        License agreement                      2,433,393
        Other assets                               5,940
                                             -----------
            Total assets acquired              2,783,955
                                             -----------
        Current liabilities                     (446,629)
        Long-term debt                          (125,000)
        Other liabilities                        (12,326)
                                             -----------
            Total liabilities assumed           (583,955)
                                             -----------
            Net assets acquired              $ 2,200,000
                                             ===========

         The Company has an exclusive license agreement with Rhode Island Hospital for use of patents owned by the hospital related to liver cell lines and liver assist devices. The Company pays an annual fee of $10,000. The license agreement also requires royalty payments upon completion of certain milestones. The Company has not met these milestones during the fiscal year ended November 30, 2001. The license agreement is being amortized over an estimated useful life of approximately 18 years. Amortization expense for the fiscal year ended November 30, 2001 was $26,800.

         The License Agreement acquired during the purchase includes the ownership of six patents of which the primary patent for immortalized hepatocytes is being utilized. The License Agreement is being amortized over the estimated useful life of this patent of approximately 18 years.

         Unaudited condensed pro forma consolidated statements of operations of the Company for the years ended November 30, 2001 and 2000, assuming the acquisition of MultiCell Associates, Inc. occurred as of December 1, 1999 and December 1, 2000 and for the years then ended are as follows:

                                                    2001             2000
                                                -----------      -----------
    Revenue                                     $   340,421      $   946,919
                                                -----------      -----------

    Research and development                        633,306        1,278,139
    General and administrative                    1,650,978          381,721
    Depreciation and amortization                   160,416          178,346
                                                ------------     ------------
      Total expenses                              2,444,700        1,838,206
                                                ------------     ------------

    Operating loss                               (2,104,279)        (891,287)

    Other income                                     80,782           94,896
                                                ------------     ------------

    Loss before income tax provision             (2,023,497)        (796,391)

    Income tax provision                              1,850              250
                                                ------------     ------------

    Net loss                                    $(2,025,347)     $  (796,641)
                                                ============     ============

    Loss per share                                    $(.03)           $(.01)


                                      -F15-

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000

Note 7 - Income Taxes

         The Company provides for income taxes using an asset and liability based approach. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for consolidated financial statement and income tax purposes. There is a deferred tax asset of approximately $2,877,000 relating primarily to the net operating loss carryforwards generated by the operations of the Company. For financial statement purposes, the deferred tax asset has been fully offset by a valuation allowance since it is uncertain whether any future benefit will be realized. The valuation allowance has increased by approximately $639,000 for the year ended November 30, 2001. Current income tax expense is $1,850.

         A reconciliation of the statutory U.S. federal rate and effective rates is as follows:

                                                   2001               2000
                                               ------------       ------------
Income tax benefit                                $(546,561)         $(256,288)
State income benefit, net of federal tax            (93,879)           (43,946)
Valuation allowance                                 638,550            301,339
Other, net                                            3,740                495
                                               ------------       ------------
Income tax expense                                $   1,850          $   1,600
                                               ============        ===========


         The Company has net operating loss carryforwards as follows:

                                        Balance of              Year of
    Year Loss Generated             Loss Carryforwards        Expiration
    -------------------             ------------------        ----------
    Prior                              $5,264,158          2008 through 2019
    November 30, 2000                   1,025,963                2020
    November 30, 2001                   1,604,660                2021
                                       -----------
                                       $7,894,781

Note 8 - Commitments

         Leases - The Company has entered into leases for the Rhode Island office and laboratory facilities. The leases ended at December 31, 2001, and are currently on a month-to-month basis. Rent expense for these facilities is $3,552 per month. The Company has entered into leases for the California office space and laboratory and office equipment. Most leases contain renewal options at varying terms. Generally, the Company is responsible for property taxes and insurance on its leased property. The future minimum lease payments for all leases are as follows:


        Year ending November  30,
        2002                                 $ 45,808
        2003                                   41,333
        2004                                   37,540
        2005                                    3,066
        2006                                    1,749
                                            ---------
                                            $ 129,496

         Rent expense was $11,218 and $4,500 for the fiscal years ended November 30, 2001 and 2000, respectively.


                                      -F16-

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000

Note 9 - Notes Payable

         During April 1998, Xenogenics entered into a promissory note for $10,000 with an unrelated party. Interest is accruing at 10% per annum. The principle and unpaid accrued interest were due and payable on April 17, 2001. The note is convertible into common stock of Xenogenics at $1.875 per share. The Company is currently in default and is continuing to accrue interest on this note.

         During November 1998, Xenogenics entered into a promissory note for $15,000 with a stockholder. Interest is accruing at 8% per annum. The principle and unpaid accrued interest were due and payable on November 10, 2000. The note is convertible into common stock of Xenogenics at $1.875 per share. The Company is currently in default and is continuing to accrue interest on this note.

         During February 1999, the Company was granted a promissory note for $125,000 from the Rhode Island Center for Cellular Medicine, Inc. The note is payable on or before February 9, 2004. Interest is accruing at a rate of 5.25% per annum and is payable upon maturity. Accrued interest is included with other liabilities in the balance sheet.

         On November 17, 2000, the Company entered into a promissory note for $500,000 from an investor. The note was payable on May 31, 2001, with accrued interest of 10% per annum. The Company converted the principle balance of $500,000 into 5,000,000 shares of common stock.

         On October 16, 2001, the Company entered into a promissory note for $50,000 with an unrelated party. Interest is accruing at 12% per annum. The principle and any unpaid accrued interest are due and payable on October 15, 2002. Additionally, the Company issued 715,000 common stock warrants convertible at $.10 per share. The lender may convert the outstanding principle balance and any accrued unpaid interest at $.07 per share however; the lender must convert no less than $12,500 at any one time. The warrants have been valued at $.03 and the face value of the note has been discounted by $19,662. (See Note 14)

         During September and October 2001, the Company entered into various promissory notes with related parties for a total of $935,000. Interest accrues at 10% per annum. The principle and unpaid accrued interest are due and payable on August 31, 2004. The lenders may convert the principle balance and any unpaid interest due into the Company's common stock. The conversion price varies from $.10 to $.20 at maturity. Additionally, the Company issued 9,350,000 common stock warrants convertible at $.10 per share. These warrants have been valued at $.03 and the face value of the notes have been discounted by $257,125.

         During September and October 2001, the Company entered into various promissory notes with related parties for a total of $104,000. Interest accrues at 10% per annum. The principle and unpaid accrued interest are due and payable on December 31, 2001. These notes have been extended to June 30, 2002. During October 2001, the Company converted $50,000 to a long-term note due August 31, 2004.

         The Company's total interest expense was $93,588 in 2001 and $21,258 in 2000.

                                                  2001            2000
                                               ------------    ----------
   Notes payable                               $ 1,189,000     $  509,460
   Less: Discount on warrants issued              (276,787)            -
   Less: long-term portion                        (832,713)            -
                                               ------------    ----------
   Current portion of notes payable            $    79,500     $  509,460
                                               ============    ==========


Note 10 - Research Contracts

         On November 1, 2001, the Company entered into a research contract with Pfizer Inc. to test their library of hepatocyte cell lines, in the amount of $724,500, which is received throughout the contract period, ending October 31, 2002. According to the provisions of the contract, the Company received $477,500 and recognized revenue of $60,375 during the fiscal year ended November 30, 2001.

         Beginning in November 2001, the Company shipped hepatocytes and culture media to Pfizer Inc. as contracted in various service agreements. The total contracted amount was $77,500, with final payment received in December 2001.

Note 11 - Stock Compensation Plans

         Effective February 15, 2000, the Company adopted a 2000 Stock Incentive Plan and a 2000 Employee Benefit Plan which authorizes the granting of stock and options to employees, outside directors, consultants, and vendors. Under the Plans, awards are made in the form of restricted shares or options, which may constitute incentive stock options or nonstatutory stock options. Only employees of the Company are eligible for the grant of incentive stock options.



                                      -F17-

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000


         The total number of options and restricted shares that can be awarded under the 2000 Stock Incentive Plan is 5,000,000. As of the first day of each calendar year commencing January 1, 2001, this total will automatically increase by 2% of the total number of common shares then outstanding or 500,000, whichever is less. At fiscal year ended November 30, 2001, the Company had 4,400,000 options for common stock issued and outstanding. The option price, number of shares, grant date, and vesting period are determined at the discretion of the Company's Board of Directors. The exercise price of each ISO granted under the plan must equal 100% of the market price of the Company's stock on the date of grant. The exercise price of each NSO grant under the plan cannot be less than 85% of the market price of the Company's stock on the date of grant. An option's maximum term is 10 years.

         Under the 2000 Employee Benefit Plan, one or more Performance Awards may be granted to any eligible person providing services to or for the Company. The value of such awards may be linked to the market value, book value or other measure of the value of the common stock or other specific performance criteria determined appropriate by the Board of Directors or the Compensation Committee (Committee). The Board or Committee may approve stock payments to eligible persons who elect to receive such payments in the manner determined by the Board or the Committee. The total number of shares that can be awarded under the 2000 Employee Benefit Plans is 35,000,000. Federal, state or local taxes that are subject to the withholding tax at the source will be withheld by the Company as required by applicable law. The Company is entitled to the required deduction from other compensation for these taxes or in the alternative may require the participant to advance such sums or if the participant elects the Company may withhold, or require the return of, shares having the fair market value equal to the sums required to be withheld. This election is subject to the Board's approval.

         Prior to 2000, the Company had a stock option plan authorizing the granting of stock options to various individuals, officers and directors of the Company in return for various services rendered to the Company. Stock options issued under the plan have terms of up to 10 years. The exercise price of the options is $.10 per share.

         Pro forma information regarding net loss is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The weighted-average assumptions used for options were: risk free interest rate of 2.9% and 6.5%, dividend yield of 0% and 0%, volatility factors of 1.67 and 2.11 and expected lives of 2.58 and 4 years for the fiscal years ended November 30, 2001 and 2000, respectively.

         Pro forma information regarding net loss is required by SFAS 123, and has been determined as if the Company had accounted for its common stock warrants under the fair value method of that statement. The fair value of each warrant is estimated on the grant date using the Black-Scholes option-pricing model. The weighted-average assumptions used for warrants were: risk free interest rate of 2.9%, dividend yield of 0%, volatility factor of 1.67 and expected lives of 2.63 for the fiscal year ended November 30, 2001.

                                                      2001            2000
                                                      ----            ----
  Net loss as reported                                $(1,609,383)    $(640,678)
  Pro forma net loss under SFAS No. 123               $(2,058,333)    $(693,572)
  Basic loss per share as reported                    $(.02)          $(.01)
  Pro forma net loss per share under SFAS No. 123     $(.02)          $(.01)



                                      -F18-

                     Exten Industries, Inc. and Subsidiaries
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                 For the Years Ended November 30, 2001 and 2000


Note 11 - Stock Compensation Plans, continued

         The  following  table  summarizes   information   about  stock  options
         outstanding at November 30, 2001 and 2000, all of which are at fixed prices:

Note 12 - Xenogenics Subsidiary and Minority Interest

         During 2001, Xenogenics issued 226,000 additional shares of common stock in exchange for $410,000 in cash. The proceeds exceed the Company's proportionate interest in Xenogenics by $298,572, which the Company recorded as an increase in additional paid-in capital, and the balance of $111,428 was recorded as an increase in minority interest. As of the fiscal year ended November 30, 2001, Exten owned 56.41% of Xenogenics.

         During 2000, Xenogenics issued 913,000 additional shares of common stock in exchange for $956,560 of cash, repayment of notes, and conversion of preferred shares. The proceeds exceed Exten's proportionate interest in Xenogenics by $686,021, which the Company recorded as an increase in additional paid-in capital, and the balance of $270,539 was recorded as an increase in minority interest. Including the preferred shares, Exten owned 61.65% of Xenogenics at November 30, 2000. During 2000, all 16,667 preferred shares including accumulated dividends of $6,448 were renegotiated and converted into 106,448 shares of common stock.

         During 1997 and 1999, the Company's subsidiary, Xenogenics, granted options to acquire 494,063 shares of its common stock at $1.00 per share to various individuals, officers and directors of Xenogenics in connection with the issuance of notes and in return for services rendered. A summary of the status of the Company's stock option plan as of November 30, 2001 and 2000, and the changes during the years ended November 30, 2001 and 2000 as presented below:

         The following summarizes information about stock options outstanding at November 30, 2001 and 2000, all of which are at fixed prices:

Note 13 - Contingencies and Subsequent Event

         Jack Schaps, trustee of A. Jack Schaps Estate Trust, filed suit against the Company and its legal counsel on February 13, 2001, in the Superior Court of California. Schaps, a stockholder of Exten, alleged that the defendant negligently lost, and failed to replace in a timely manner, his stock certificate for 625,000 shares of common stock that he had forwarded to the Company to be delivered to the Company's former transfer agent. On February 25, 2002, the Company settled the lawsuit with Schaps. This settlement has no material impact on the financial position of the Company.

Note 14 - Subsequent Event (Unaudited)

         In March 2002, the Company was served with a lawsuit filed by George Colin alleging that the Company had defaulted in its interest payments to Mr. Colin due pursuant to a $50,000 convertible loan entered into in October 2001. The lawsuit was filed in the Superior Court of California, in the County of Orange. The lawsuit alleges that the Company's defaults result in the loan's conversion rate being reduced to from $0.07 to $0.01 per share. The lawsuit seeks specific performance of Mr. Colin's election to convert the loan and unspecified damages. The Company is currently investigating the allegations and believes that it has a meritorious defense to the claims. The Company intends to vigorously defend the lawsuit.

                                     -F19-

=============================================           47,213,334 Shares

You should rely on the information  contained
in this  prospectus.  We have not  authorized
anyone to give you information different than
that  contained  in this  prospectus.  We are
offering to sell shares of common  stock only
in  jurisdictions  where offers and sales are         EXTEN INDUSTRIES, INC.
permitted. The information contained in this prospectus is current only as of its date, regardless of the time you receive this prospectus.


               ----------------

              TABLE OF CONTENTS
                                                          Common Stock
                                       Page
Prospectus Summary.................      1
Risk Factors.......................      3
Use of Proceeds....................      6
Selling Stockholders...............      6
Plan of Distribution...............      9
Legal Proceedings..................      9
Management.........................     10
Executive Compensation ............     13
Security Ownership of Certain
  Beneficial Owners And Management.     14
Description of Securities..........     16            ---------------------
Interest of Named Experts and                              PROSPECTUS
  Counsel..........................     16            ---------------------
Disclosure of Commission Position
  of Indemnification for Securities
  Act Liabilities..................     17
Business...........................     17
Management's Plan of Operation.....     24
Changes In and Disagreements with
  Accountants On Accounting and
  Financial Disclosure.............     26
Properties.........................     26
Market for Common Stock............     27
Legal Matters......................     27
Experts............................     27
Additional Information.............     28               March 22, 2002

               ----------------

Until  ,  2002,   all  dealers   that  effect
transactions in the common stock,  whether or
not  participating  in this offering,  may be
required to deliver a prospectus.  This is in
addition  to  the  dealers'   obligation   to
deliver   a   prospectus   when   acting   as
underwriters and with respect to their unsold
allotments or subscriptions.
 ============================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. Indemnification of Officers and Directors

         Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit that is obtained. Article TENTH of our amended Certificate of Incorporation includes the following language limiting the liability of, and providing indemnification for, directors:

         "A Director of the Corporation shall not be personally liable to the Corporation or its Shareholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its Shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived on improper personal benefit."


ITEM 25. Other Expenses of Issuance and Distribution

         The following is an itemization of all expenses (subject to future contingencies) that we have incurred or expect to incur in connection with the issuance and distribution of the securities being offered hereby (items marked with an asterisk (*) represent estimated expenses):

Filing Fee-- Securities and Exchange Commission.............    $    521
Fees and Expenses of Accountants............................    $ 10,000*
Fees and Expenses of Counsel................................    $ 25,000*
EDGAR Filing Expenses.......................................    $  5,000*
Blue Sky Fees and Expenses..................................    $  5,000*
Miscellaneous Expenses......................................    $  2,500*
                                                                ---------
          Total.............................................    $ 48,021
                                                                =========

ITEM 26. Recent Sales of Unregistered Securities

         Set forth below in chronological order is information regarding the unregistered securities that we have sold in the last three years, the consideration that we have received for such securities, and information relating to the section of the Securities Act or rule of the Commission under which exemption from registration was claimed. None of these securities was registered under the Securities Act. No sales of securities involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

         During 1999, we issued shares of common stock, which were valued at their fair market value at the date of approval by our board of directors, in the following non-cash transactions:

         o 1,151,350 shares, valued at $34,711, were issued for consulting services and directors' fees.
         o We further issued 22,622 shares of series H convertible preferred stock valued at $176,000 in accordance with a final settlement agreement.
         o In December, 1999, we issued 1,440,000 shares of common stock to Barbara Corbett.

         During 2000, we issued shares of common stock, which were valued at their fair market value at the date of approval by our board of directors, in the following non-cash transactions:

         o 1,994,079 shares, valued at $269,639 were issued for consulting services and directors' fees.
         o 10,361,435 shares, valued at $491,214 were issued for accrued expenses.
         o 2,718,469 shares, valued at $81,554 were exchanged for advances due an officer.
         o 112,000 shares, valued at $3,000 were exchanged for indebtedness to an officer.
         o In November 2000, stock options for 837,500 shares were exercised at $81,500 but not yet paid for at year end.
         o In June 2000, 22,622 shares of series H convertible preferred shares were converted into 2,262,000 shares of common stock.

         In December,  2000, we also issued shares to the following individuals:
37,500 shares of common stock to Milton Langer and 266,667 shares of common stock to each of Barbara Holster, Arnold Huns Berger and Alan Winner.

         During 2001, we issued shares of common stock, which were valued at their fair market value at the date of approval by our board of directors, in the following non-cash transactions:

         o 2,555,645 shares, valued at $306,677 were issued for consulting services and directors' fees.

         On September 13, 2001, we issued 12,083,334 shares of our common stock to the two shareholders of MultiCell Associates, Inc. in connection with our acquisition of MultiCell. The transaction was exempt from the registration requirements pursuant to Regulation D.

         On September 21, 2001, we issued 5,000,000 shares of our common stock to the Cooke Family Trust in a conversion of the $500,000 note owed the trust.

         All of the above securities were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act on the basis that they were issued under circumstances not involving a public offering.

ITEM 27. Exhibits

Exhibit No.    Description
 ----------    -----------
2.1            Stock Purchase  Agreement  dated as of September 13, 2001, by and among Exten,  MultiCell  Associates,  Inc., The Estate of Hugo O.
               Jauregui and The Class B Common Stock Shareholder Trust. (1)
3.1            Certificate of Incorporation of Exten Industries, Inc. filed with the Delaware Secretary of State on April 28, 1970. (1)
3.2            Bylaws of Exten Industries, Inc. (1)
3.3            Certificate of Amendment of the Certificate of  Incorporation  of
               Exten Industries, Inc. filed with the Delaware Secretary of State on June 13, 2000. (1)
3.4            Certificate of Amendment of the Certificate of  Incorporation  of
               Exten Industries, Inc. filed with the Delaware Secretary of State on October 27, 1986. (1)
3.5            Certificate of Amendment of the Certificate of  Incorporation  of
               Exten Industries, Inc. filed with the Delaware Secretary of State on August 24, 1989. (1)
4.1            Specimen stock  certificate of common stock of Exten  Industries,
               Inc. (1)
5.1            Opinion of Jeffers, Shaff & Falk, LLP.**
23.1           Consent  of  Jeffers,  Shaff & Falk,  LLP  (included  in  Exhibit
               5.1).**
23.2           Consent of Swenson Advisors, LLP*
23.3           Consent of Hutchinson and Bloodgood, LLP, Chartered Accountants.*
24.1           Power of Attorney (included in signature page)*

(1)  Previously filed
*    Filed herewith
**   To be filed by amendment

ITEM 28. Undertakings

         (a)   The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                    (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                    (iii) To  include  any   additional   or  changed   material
                          information on the plan of distribution.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  Signatures

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this Registration Statement to be signed on its behalf by the undersigned, in the State of California on March 22, 2002.

                                    EXTEN INDUSTRIES, INC.



                                    By:/s/ W. GERALD NEWMIN
                                       ----------------------------------------
                                           W. Gerald Newmin
                                           Chairman and Chief Executive Officer

Table of Exhibits
-----------------

Exhibit No.    Description
 ----------    -----------

23.2           Consent of Swenson Advisors, LLP*
23.3           Consent of Hutchinson and Bloodgood, LLP, Chartered Accountants.*

-------------------
*    Filed herewith